POLYUS

Ref 001-01/170

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06017995

PROCESSED

NOV 03 2006

THOMSON FINANCIAL

SUPPL

RECEIVED OCT 30 2006 135 PROCESSING SECTION

The U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

October 26, 2006

Re: OJSC Polyus Gold (File No. 82-34961)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Polyus Gold (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) has made public pursuant to the laws of the Russian Federation; (ii) filed with the Non-Commercial Partnership RTS Stock Exchange ("RTS") or the Closed Joint Stock Company Moscow Interbank Currency Exchange ("MICEX") or Federal Services on Financial Markets (the "FSFM", successor of the Federal Securities Commission) and has been made public by the RTS, MICEX or the FSFM or (iii) has distributed or become required to distribute to its security holders:

1. Quarterly report of the securities' issuer for the 2nd quarter 2006 – enclosed as Exhibit 1.
2. List of Affiliated Persons for the 3rd quarter 2006 – enclosed as Exhibit 2.
3. Corporate Governance Compliance Report to MICEX for the 3rd quarter 2006 – enclosed as Exhibit 3.
4. Corporate Governance Compliance Report to NP RTS for the 3rd quarter 2006 – enclosed as Exhibit 4.
5. Material Information Disclosure – Appearance of the shareholder owning more than 5% of shares (Aug 09) – enclosed as Exhibit 5.
6. Material Information Disclosure – Appearance of the shareholder owning more than 5% of shares (Oct 11) – enclosed as Exhibit 6.
7. Material Fact Disclosure – EGSM results – enclosed as Exhibit 7.

Open Joint Stock Company «Polyus Gold»
15/1, Tverskoy blvd., Moscow, 123104, Russia
Tel.: +7(495) 641 33 77, fax: +7 (495) 785 45 90, e-mail: info@polyusgold.com, www. polyusgold.com

8. Material Fact Disclosure – Appearance of the shareholder owning more than 5% of shares (Oct 11) – enclosed as Exhibit 8.
9. Press-release – 1H2006 production results – enclosed as Exhibit 9.
10. Press-release – Sukhoi Log revaluation – enclosed as Exhibit 10.
11. Press-release – Strategy&Listing approval – enclosed as Exhibit 11.
12. Press-release – IFRS 1H2006 results – enclosed as Exhibit 12.
13. Press-release – Chai-Yuria exploration rights – enclosed as Exhibit 13.

If you should have any questions or comments, please call the undersigned at +7 495 641-3377 or Dmitry Bolgov, Corporate Secretary OJSC Polyus Gold, at +7 495 641-3368, e-mail: BolgovDV@polyusgold.com.

Sincerely yours,

General Director **Evgueni I. Ivanov**

Open Joint Stock Company «Polyus Gold»
15/1, Tverskoy blvd., Moscow, 123104, Russia
Tel.: +7(495) 641 33 77, fax: +7 (495) 785 45 90, e-mail: info@polyusgold.com, www. polyusgold.com

Exemption number 82-34961

Exhibit 1

QUARTERLY REPORT

Open Joint Stock Company Polyus Gold
Issuer's Code 55192-E
for 2nd Quarter of 2006

Issuer's location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

The information contained in this Quarterly Report is subject to disclosure in accordance with the laws of the Russian Federation on securities.

General Director, *OJSC Polyus Gold* Date: August 14, 2006.	______________ *[signed]*	E.I. Ivanov
Chief Accountant, *OJSC Polyus Gold* Date: August 14, 2006.	______________ *[signed]*	D.A. Steschenko

Contact Person: D.V. Bolgov, Deputy Corporate Secretary, OJSC Polyus Gold
Phone: (495) 641-3377
Fax: (495) 641-3367
E-mail: **pr@polyusgold.com**
Internet web page(s) where information contained in this Quarterly Report is disclosed:
http://www.polyusgold.com/pages/page_0.aspx?id_page=646

CONTENTS

Introduction

(a) Issuer's full name:

Open Joint Stock Company Polyus Gold

Issuer's abbreviated name:

OJSC Polyus Gold

(b) Issuer's location:

Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1

(c) Phone: ***(495) 544-5495***

E-mail address: ***info@polyusgold.com***

(d) Internet web page(s) where information containing the full text of the Issuer's Quarterly Report is published: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

(e) Main data on the Issuer's securities currently in circulation:

Kind, Category (Type): ***registered ordinary shares***

Quantity of placed securities: ***one hundred ninety million six hundred twenty seven thousand seven hundred forty seven (190,627,747) shares.***

Nominal value of one security: ***One (1) ruble.***

In the reported Quarter the Issuer has not been placing securities.

This Quarterly Report contains assessments and projections of the Issuer's authorized executive bodies as to the forthcoming events and/or actions, the development prospects of the economy sector where the Issuer is engaged in its main activities, and the Issuer's performance results, also including the Issuer's plans, the estimated probability of occurrence of certain events and of certain actions. Investors must not rely completely on the assessments and projections of the Issuer's executive bodies as the Issuer's actual performance in the future might differ significantly from the projected results for diverse reasons. Acquisition of the Issuer's securities involves risks addressed in this Quarterly Report.

I. Brief Data on Persons in Issuer's Management Bodies; Data on Issuer's Bank Accounts, Auditor, Appraiser and Financial Consultant; and Also on Other Signatories of This Report

1.1. Members of the Issuer's governing bodies

Members of the Board of Directors

Last Name, First Name, Patronymic	Year of Birth
Prokhorov Mikhail Dmitrievich, Chairman	***1965***
Ivanov Evgueni Ivanovich	***1966***
Klishas Andrey Aleksandrovich	***1972***
Morozov Denis Stanislavovich	***1973***
Lord Patrick James Gillford	***1960***
Braiko Valery Nikolaevich	***1939***
Rodney B. Berens	***1945***
Rudakov Valeri Vladimirovich	***1942***
Salnikova Ekaterina Mikhailovna	***1957***

Issuer's One-Man Executive Agency: ***Ivanov Evgueni Ivanovich, General Director***

Year of Birth ***1966***

A collegiate executive body is not stipulated in the Issuer's Charter.

1.2. Data on Issuer's Bank Accounts

(a) Credit agency's full trade name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Credit agency's abbreviated trade name: ***ROSBANK (OJSC JSCB)***

Location: ***Russian Federation, 107078 Moscow, Mashi Poryvayevoi st., 11.***

Taxpayer's ID No. *7730060164.*

Credit agency's *BIK*: ***044525256***.

Credit agency's correspondent account No. ***30101810000000000256***.

Account No. and Type: ***Operating Account No. 40702810300000015709***.

(b) Credit agency's full trade name: ***Bank for Foreign Trade (open joint-stock company), Outlet No. 12 Yauzski***

Credit agency's abbreviated trade name: ***JSC Vneshtorgbank, Outlet No. 12 Yauzski***

Location: ***Moscow, ul. Zemlyanoi val 52/16, Building 1***

Taxpayer's ID No. ***7702070139.***

Credit agency's *BIK*: ***044525187.***

Credit agency's correspondent account No. ***30101810100000000187***.

Account No. and Type: ***Operating Account No. 40702810500160000714.***

(c) Credit agency's full trade name: ***Savings Bank of the Russian Federation, Tver Branch No. 7982.***

Credit agency's abbreviated trade name: ***Sberbank, Tver Branch No. 7982.***

Location: ***127994, Moscow, Sushchevskaya st., 20.***

Taxpayer's ID No. ***7707083893.***

Credit agency's *BIK*: ***044525225.***

Credit agency's correspondent account No. ***30101810400000000225.***

Account No. and Type: ***Operating Account No. 40702810838040113281.***

1.3. Data on Issuer's Auditor(s)

Full trade name: ***Limited Liability Company ROSEKSPERTIZA.***

Abbreviated trade name: ***LLC ROSEKSPERTIZA.***

Location: ***127055 Moscow, Tikhvinski pereulok 7, Building 3.***

Phone: ***(495) 721 38 83***

Fax: ***(495) 721 38 94***

E-mail address: ***rosexp@online.ru***

Data on Auditor's license for engagement in auditing activities:

License No. ***E 000977***

Date of issue: ***25/06/2002***

Effective till: ***25/06/2007***

Authority that issued the license: ***Russia's Ministry of Finances***

Fiscal year(s) for which the Auditor conducted independent audit of the Issuer's bookkeeping and financial/accounting reporting: ***Issuer's opening financial/accounting reporting.***

Factors that could affect the Auditor's independence from the Issuer, including information on the existence of substantial interests linking the Auditor (or Auditor's executive employees) to the Issuer (or Issuer's executive employees):

- existence of the Auditor's (or Auditor's executive employees') stake in the Issuer's equity – ***none;***

- loans made to the Auditor (or Auditor's executive employees) – ***none;***

- existence of close business relations (participation in promotion of the Issuer's products/services, participation in joint entrepreneurship activities, and the like), or existence of family ties – ***none;***

- data on Issuer's executive employees who are also the Auditor's executive employees (or the Auditor) – ***no such persons.***

Information on steps undertaken by the Issuer and by the Auditor to avoid the effect of such factors:

The major step undertaken by the Issuer to avoid the effects of said factors has been the process of careful evaluation of a potential auditor as concerns its independence from the Issuer. The Auditor is completely independent from the Issuer's executive bodies in compliance with the requirements of Article 12 of Federal Law "On Auditor Activities," and the Auditor's amount of remuneration is not made dependent on the results of the conducted audit.

The Issuer's procedure of Auditor selection: ***there is currently no bidding procedure related to Auditor selection.***

Procedure of presenting a potential Auditor for approval by the Meeting of Shareholders / Participants, and the body making the corresponding decision:

As per Item 5.19.9 of Article 5 of the Issuer's Charter, the competence of the Issuer's General Meeting of Shareholders extends to "approval of the Company's Auditor".

In selecting the Auditor, the Company takes into account: positive referrals on the market of auditor services; skills of specialists; experience of accounting and auditing work at large enterprises and in tax authorities; attestation by the RF Ministry of Finances.

Information on work performed by the Auditor as part of special auditing tasks: ***the Auditor has been performing no work as part of special auditing tasks.***

Procedure of determining the size of the Auditor's remuneration: ***As per Item 6.3.3.11 of Article 6 of the Issuer's Charter, the size of the Auditor's remuneration will be determined by the Board of Directors. In accordance with the Statute of Audit Committee of the Board of Directors, the Audit Committee will pre-consider the expected size of remuneration and submit its recommendation to the Board of Directors.***

Delayed or overdue payments for the services rendered by the Auditor: ***none.***

1.4. Data on Issuer's Appraiser

An Appraiser has not been engaged by the Issuer.

1.5. Data on Issuer's Consultants:

The Issuer has not been engaging a financial consultant or other persons rendering consulting services related to emission of securities.

1.6. Data on Other Signatories of Quarterly Report

Steschenko Dmitri Anatolyevich, Chief Accountant, OJSC Polyus Gold,

Contact phone/fax numbers: ***Phone: (495) 641-3377***; ***Fax***: ***(495) 641-3367***.

II. Core Information on Issuer's Financial / Economic Situation

2.1. Indicators of Issuer's Financial / Economic Performance

Indicators	*Value Over Reporting Period*
Issuer's net assets value, RUR	68,376,962,932
Borrowed funds to capital and reserves ratio, %	0.03
Short-term liabilities to capital and reserves ratio, %	0.03
Level of debts in arrears, %	198.15
Cover of payments on debt servicing, %	2.37
Receivables turnover, times	0.00
Dividend payout ratio, %	0.00
Labour efficiency, RUR/man	0.00
Depreciation to revenue ratio, %	-

The Issuer's financial position is stable, which is attested to by the considerable value of the net assets amounting to RUR 68,376,962 thousand as of June 30, 2006.

The ratio of the sum total of borrowed money to total capital and reserves, and the ratio of short-term liabilities to total capital and reserves serve as indicators of financial dependence. When these indicators equal zero, the Company's financial dependence is at the minimum.

The Issuer's ratio of the sum total of borrowed money to total capital and reserves over the first half of 2006 amounted to 0.03%, attesting to the Issuer's minimum level of financial dependence.

As of 30/06/2006, the short-term liabilities amounted to 100.0% of the sum total of all liabilities, and therefore the ratio of the sum total of borrowed money to total capital and reserves amounted to the value equaling the preceding one, i.e. 0.03%, which further attested to the Issuer's financial independence.

Over the first half of 2006, the indicator of coverage of payments on debt servicing had a significant value of 198.15% which was due to the relatively small amount of accounts payable in the reporting period against the background of ample net profits.

As of 30/06/2006, the level of debts overdue was 2.37% on account of the presence of an overdue debt to the Company's personnel due to the certain time required to enter an agreement with the Bank on having the plastic card service. At this reporting time, the agreement with the Bank has been concluded, and this debt will be eliminated over the current period.

As of 30/06/2006, no dividends had been paid out.

In this context, labor productivity is an indicator showing the volume of rendered services per one employee. Over the first half of 2006, this indicator was 0 thousand RUR/employee, as the sum total of revenue of this period equaled zero.

The indicator of the ratio of depreciation to revenue was not determined as both these figures equaled zero.

The Issuer was established on March 17, 2006, which prohibited any detailed analysis of its true solvency and creditworthiness, same as of its financial situation.

2.2. Issuer's Market Capitalization

Indicator	***Market Capitalization Value***
Issuer's market capitalization, RUR	225,201,901,473.39

The method of determining the value of Issuer's market capitalization:

The value of market capitalization of OJSC Polyus Gold as of June 30, 2006, was determined by the method laid down in the Regulations on Disclosure of Information by Issuers of Securities, approved by The Federal Financial Markets Service (order #05-5/pz-n of March 16, 2005) as a product of the quantity of the Company's placed shares by the Weighted average price of one share published by CJSC MICEX by the results of trade on 30/06/2006, calculated in accordance with

Procedure of Calculation of Market Worth of Issued Securities and Investment Shares of Shared Investment Funds accepted for circulation by trade managers, approved by The Federal Commission of Securities Market (resolution #03-52/ps of December 24, 2003).

2.3. Issuer's Liabilities

2.3.1. Accounts Payable

Description of Accounts Payable	***Payment Due Term***	
	under 1 year	over 1 year
Accounts payable to suppliers and contractors, RUR.	426,231	-
including overdue payments, RUR	-	X
Accounts payable to Company's personnel, RUR	482,874	-
including overdue payments, RUR	482,874	X
Accounts payable to budget and off-budget State funds, RUR	19,486,612	-
including overdue payments, RUR	-	X
Credits received	-	-
including overdue payments, RUR	-	X
Loans, total, RUR	-	-
including overdue payments, RUR	-	X
including bonded loans, RUR	-	-

including overdue payments on bonded loans, RUR	-	X
Other accounts payable, RUR	-	-
including overdue payments, RUR	-	X
Total, RUR	20,395.717	-
including total overdue payments, RUR	482,874	X

Causes of nonpayment and consequences to the Issuer that either happened or might happen in the future on account of these unmet liabilities, including sanctions applicable to Issuer, and terms (estimated terms) of redemption of the overdue payable accounts: ***The overdue accounts payable to the Company's personnel were the result of the certain time required for concluding an agreement with the Bank on launching the plastic card service. At this reporting time, the agreement with the Bank has been concluded, and this debt will be eliminated over the current period.***

Creditors claiming at least 10 percent of the total accounts payable – ***none.***

2.3.2. Issuer's Credit History

Discharge by the Issuer of obligations by the credit agreements and/or loan agreements in effect prior to and on the ending date of the reporting Quarter, by which the sum total of the principal balance of debt amounted to 10 or more percent of the worth of the Issuer's net assets on the date of the last ended reporting Quarter preceding the concluding of the respective agreement: ***Such obligations did not arise in this reporting Quarter.***

2.3.3. Issuer's Liabilities Under Pledges Afforded to Third Parties

The Issuer has afforded no pledges.

2.3.4. Issuer's Other Liabilities

The Issuer had no other agreements not reflected on its balance sheet.

2.4. Objectives of Emissions and Allocation of Assets Yielded by Placement of Issued Securities

There has been no issue of securities in the reporting period.

2.5. Risks Involved in Acquisition of Issued Securities Placed / Being Placed

2.5.1. Sector-Related Risks

Activities related to prospecting for and production of natural resources are associated with specific risks beyond the Issuer's control, such as: geological, geological-technical and seismic factors, accidents or emergencies at the production facilities, adverse weather conditions, equipment breakdown, unscheduled process shutdowns, technology failures, undesired environmental effects.

The most prominent risks:

- ***Declining gold price.***

Significant sinking of the gold price might affect adversely the Issuer's financial standing. The gold market is characterized by cyclic trends and is vulnerable to general changes in the economy, with the gold price being dependent on diverse factors including the supply and demand ratio on the market, the global scope of availability and utilization of production capacities, the geopolitical situation, currency rates of exchange, and trade constraints. To minimize the risks, steps are undertaken to cut down production costs, long-term agreements are concluded for product sales, and work is underway on looking for new cost-effective production technologies and their introduction.

- ***Prospecting for natural resources is associated with a high risk levels. Any data on ore reserves are of the estimation nature, with no full assurance of their extraction or use in production in the planned volumes. There is a potential for the estimates being revised, e.g.***

- *when the expedience of working with lower-quality ore is questioned on account of the sinking metal prices or of the underlying geological data not having been confirmed.*

To minimize this risk, any application for acquisition of licenses or acquisition of a new facility is preceded by thorough expert examination of investment attractiveness of a project and its sensitivity to project data changes, with full use made both of the experience and knowledge of own specialists, geologists and mining engineers, and engagement of independent experts – the sector's professionals. Furthermore, there are the options of acquisition of fields in various regions of Russia with their differing mining and geological environment, so that the risks being discussed become diversified.

- *Worsening of the mining and geological situation on account of the gold content in the ores being handled declining, and the share of "hard" ores growing.*

This risk can be mitigated by conducting advance production-oriented geological survey, and implementing measures of improving the ore extraction and processing technology.

- *Risk of growing operation and capital costs due to the growth of prices of fuel, energy, spares, vehicle fuels and lubricants (VFL) and other materials used in the production technologies, of strengthening of the national currency, and also risks of under-deliveries of the materials required (with no possibility of purchasing additional volumes or the suppliers lacking the required material kind).*

This risk is partly compensated for by continuous monitoring of the warehouse stock, by measures aimed at reduction of production costs, by transition to alternative cost-saving materials used in the production technologies. This risk could also be partly compensated for by running down prices in the biddings for purchases of the materials in question.

As concerns the steps undertaken to minimize the risks of diverse kinds and levels, also worth mentioning would be:

- *Stocking up reserves and supplies: financial, material, and others, to provide for prompt responses for financial or operational damage (e.g. caused by theft, losses due to natural disasters, and the like);*
- *Securing insurance of the property and personnel, against risks involved in financial operations, and other kinds of insurance;*
- *Enhancing the information support system (keeping up a continuously updated business information environment).*

2.5.2. Country- and Region-Associated Risks

The Company has been registered as a taxpayer exclusively in Russia and does not engage in activities in other countries. Hence, the following risks must be accounted for:

- *potential instability of the political situation: international conflicts, military conflicts, terrorism, introduction of the state of emergency, nationalization, strikes. The last three years in Russia have been marked by political stabilization that has built up a favorable climate for investment into domestic industries and somewhat mitigated the political risks associated with this country. Concurrently, though, since 2001 country-associated risks have been on the rise in several other countries, related to a series of crisis phenomena in the global economy and sharp worsening of the international situation. The effect of these risks on the Issuer's activities is medium.*
- *instability of the economic situation in Russia. The economic situation in Russia has visibly improved since the crisis of 1998, the gross domestic product has been steadily growing, the rate of inflation has declined, and the national currency is stable relative to the US dollar. However, the strengthening of ruble relative to dollar taking place recently makes Russian goods less competitive with imports, and the country's economy is still dependent on the global oil and gas prices.*

Neither there is any confidence in the positive growth trends of Russia's economy persisting in the future. On the other hand, in July of 2006 the Fitch Ratings international agency has stepped up Russia's sovereign rating to the BBB+ level. According to this agency, "with the high prices of raw commodities persisting for a prolonged period, this adds to the strengthening of Russia's macroeconomic and financial standing at very high rates, which brings down still further the probability of future risks of national debt servicing." The redemption of debt to the Paris Club ahead of due time has been also instrumental in this alteration of the rating.

2.5.3. Financial Risks

(a) OJSC Polyus Gold is going to have financial management actions accompanying its production activities, aimed at efficient management of the Company's property and sources of financing. The Issuer has in its plans borrowing money as part of its financial and economic policy. Hence, the Issuer becomes susceptible to the risk of changing interest rates on its existing obligations/liabilities.

Projected actions of OJSC Polyus Gold in the event of a negative effect of changing interest rates on the Issuer's performance:

- ***securing long-term credits and loans to avoid negative effects off short-term interest rate fluctuations;***
- ***decreasing the share of credits and loans in the floating assets of the Issuer's affiliated companies.***

(b) Fluctuations of the rates of exchange of foreign currencies might give rise to the following risks: transaction risk (risk of negative variation of the working capital and/or of interest payments); translation risk (risk of negative variation of the bookkeeping figures in currency conversion).

It should be pointed out that the effect of the market trends of external gold sale markets could be deemed substantial. The translation risk has been gradually losing its prominence given the policy of the RF Central Bank in stabilizing the rate of exchange of the domestic currency.

To minimize the currency-related risks in the future, the Issuer has in its plans to secure predominantly Ruble credits.

(c) Negative effects of inflation on the Issuer's financial and economic performance can be confined to the following risks:

- ***risk of declining real worth of assets available for carrying on the investment program;***
- ***risk of growing interest payable;***
- ***risk of growing prime costs of goods, work and services due to indexation of tariffs on fuel, bought electric power, wages, etc.***

As seen by the Issuer, the rate of inflation that would actually encumber the Company in its business activities is at least 100%.

It should be pointed out, however, that with inflation advancing the gold price would grow, so that the risks of OJSC Polyus Gold related to inflation, though out of control, can be deemed low.

The financial indicator most susceptible to risks associated with interest rate variation is the Company's profit. With the interest rates growing, interest payments for the use of credits would increase, and the Company's profit would decrease accordingly.

2.5.4. Legal Risks

Legal risks associated with changes in currency regulation.

Notwithstanding the fact that legislation acts have been passed in the Russian Federation governing the issues of currency regulation, there is still a risk that, in order to eliminate the aftereffects of or to preclude economic crises in the country, the RF Government might resort to administrative measures of economy control. This, if it happens, could give rise to a risk of introduction of

restrictions on transfer or export of foreign currencies, a risk of stepping up the regulatory ratio of sale of currency revenues, and other similar risks. With these risks taking place, the activities of OJSC Polyus Gold would be affected adversely, as this could complicate the settlement of accounts with foreign counterparts.

Legal risks associated with changes in tax laws.

Tax laws have been changing in the entire territory of Russia beginning 01/01/2002 when the profit tax rate was altered and profit tax incentives were abolished. At present, the profit tax rate is twenty four (24) percent. The RF Government is going to implement a tax reform in the coming three years, gradually reducing the tax burden at a rate of about one (1) percent of the GDP a year. Since 2004, the VAT rate has been reduced from twenty (20) percent to eighteen (18) percent, with a beneficial rate of ten (10) percent retained for certain goods. Alterations of the tax laws, same as a potential for ambiguous interpretation of individual legislative acts bring about a certain level of risk for the Issuer despite its actions of adherence to the tax laws in every respect.

Legal risks associated to changes of customs regulations and duties.

A risk of changing procedures of customs control and duties is not significant for OJSC Polyus Gold. Over the recent years the procedures of customs control and customs duties have not undergone any serious changes.

Legal risks associated with changes of requirements to licensing of the Issuer's main line of activities or licensing performance the right of use of objects whose availability in turnover is limited (including natural resources).

Given a potential for amendments being passed in the laws of the Russian Federation as to restriction of participation of foreign investors, including companies whose composition of shareholders/participants includes foreign entities, in competitions and biddings for the use of natural resources, and also restrictions of foreign participation in the strategic sectors, there is a possibility of the Issuer becoming restrained in acquisition of new licenses for use of natural resources, as well as of new assets and companies engaged in the use of mineral resources.

Legal risks associated with changes in court procedures on issues related to the Issuer's activities (the licensing issues included) that could affect negatively its performance, and also the outcome of the current court hearings involving the Issuer.

Legal risks associated with changes in court procedures on issues related to the activities of OJSC Polyus Gold are at present insignificant.

2.5.5. Risks Associated with Issuer's Activities

There are currently no court hearings involving the Issuer or capable of affecting significantly its activities. OJSC Polyus Gold is subject to no risks related to being incapable of extending the term of licenses, as OJSC Polyus Gold has no licenses.

Risks related to potential liability of OJSC Polyus Gold for debts of third parties including its affiliated companies are deemed insignificant.

Risks related to potential loss of consumers whose turnover claims at least 10% of the total revenue from sales of products of OJSC Polyus Gold are none, as on the date of the drafting of this Report OJSC Polyus Gold had no such consumers.

III. Detailed Information on Issuer

3.1. Issuer's Creation and Evolution History

3.1.1. Data on Issuer's Trade Name / Name

Issuer's full trade/business name in Russian:

Открытое акционерное общество «Полюс Золото».

full trade/business name in English:

Open Joint Stock Company Polyus Gold.

Issuer's abbreviated trade name in Russian: ***ОАО «Полюс Золото».***

Issuer's abbreviated trade/business name in English: ***OJSC Polyus Gold.***

The Issuer has no knowledge of its name being similar to that of another juridical entity.

The trade name has not been altered over the time of the Issuer's existence.

3.1.2. Data on Issuer's State Registration

Main State registration No.: ***1068400002990.***

Date of Issuer's State registration: ***March 17, 2006.***

Name of registering authority: ***Inter-Regional Inspectorate of Federal Tax Service No. 2 for Krasnoyarsk Krai, Taimyr (Dolgan / Nenets) and Evenki Autonomous County***

3.1.3. Data on Issuer's Establishment and Evolution

The period of Issuer's existence: since March 17, 2006.

The Issuer has been established for an indefinite term

Issuer's Mission: "Evolving Nature's and Human Values to Benefit of Shareholders, Investors, and Company's Employees"

Objective of Issuer's Being Established: "Building up the Company's worth, increasing the shareholders' revenues. Creating conditions for development of the mining sector bases on private investments, while maintaining the balance of interests of the Company's owners and employees, of the State and of the society."

The Issuer has been established in conformity to the laws of the Russian Federation as a result of restructuring of Open Joint-Stock Company Mining and Metallurgical Company Norilsk Nickel, by spin-off. Issuer's date of State registration – March 17, 2006.

3.1.4. Contact Data:

Issuer's location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Location of the Issuer's permanent executive body: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Phone: ***(495) 544-5495.***

Fax: ***(495) 785-4590.***

E-mail address: ***info@polyusgold.com***

Internet website where information on the Issuer is available:
http://www.polyusgold.com/pages/page_0.aspx?id_page=646.

Issuer's special division for interaction with shareholders and investors: ***OJSC Polyus Gold Secretariat***

Location: ***Russian Federation, 123104 Moscow, Tverskoy boulevard 15, Building 1***

Phone: ***(495) 544-5495.***

Fax: ***(495) 785-4590.***

E-mail address: ***info@polyusgold.com***

Internet website(s) address: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

Taxpayer's ID No. *7703389295.*

3.1.5. Issuer's Branch Offices and Representations

Issuer has no branch offices or representations.

3.2. Issuer's Main Business Line of Activities

3.2.1. Codes of Issuer's Main Sectors of Activities in Accordance with *OKVED* Codes

13.20.41, 02.01.1, 02.02.2, 10.10.11, 14.11, 14.12, 14.21, 26.52, 27.41, 28.21, 28.30.9, 28.71, 29.22.6, 40.10.11, 40.10.2, 40.10.3, 45.22, 45.23.1, 45.24.1, 45.24.2, 45.25, 45.3, 45.4, 51.12.24, 51.52.23, 52.11.2, 55.12, 55.4, 60.24, 61.20.2, 63.12.21, 63.4., 73.1, 74.20.13, 74.20.14, 74.20.2, 74.20.31, 74.20.33, 74.20.36, 74.20.55, 74.20.56, 80.42.

3.2.2. Issuer's Main Business Line of Activities

The Issuer was not engaged in business activities in the reporting Quarter. The share of the Issuer's revenue from the main business activity in the sum total of its revenues equals zero.

3.2.3. Main Kinds of Products (Work, Services)

The Issuer put out no products in the reporting Quarter.

Overall structure of own costs:

With the Issuer not having been engaged in production activities, there is no own cost structure.

3.2.4. Issuer's Initial / Raw Materials and Suppliers

The Issuer was not engaged in business activities in the reporting Quarter. There are no suppliers. The Issuer was not engaged in import transactions.

3.2.5. Issuer's Products / Work / Services Sale Markets

The Issuer was not engaged in its main line of business activities in the reporting period and did not sell products.

3.2.6. Data on Licenses Secured by Issuer

The Issuer has no licenses. Information on licenses secured by the Issuer's affiliated company is presented in Item 3.2.9.

3.2.7. Issuer's Joint Activities

The Issuer is not engaged in joint activities with other entities.

3.2.8. Additional Requirements to Issuers Who Are Joint-Stock Investment Funds, Insurance or Credit Agencies, or Mortgage Agents

The Issuer is neither a joint-stock investment fund, an insurance or credit agency, nor a mortgage agent. Items 3.2.8.1 – 3.2.8.4 do not apply to the Issuer.

3.2.9. Additional Requirements to Issuers Whose Main Line of Activities is Extraction of Minerals

The Issuer was not engaged in business activities in the reporting Quarter. The Issuer is not in possession of rights of use of mineral deposits. The Issuer has no licenses.

The Issuer's affiliated company engaged in extraction of minerals is Closed joint-stock company Gold-Mining Company Polyus (CJSC Polyus).

(a) Mineral reserves

List of deposits whose right of use belongs to CJSC Polyus:

(A) Deposit: ***Olympiadinskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

B+C1 – 272,603 kg, with mean content 4.378 gram/ton;

C2 – 76,921 kg, with mean content 3.240 g/t;

off-balance reserves – 114,040 kg, with mean content 3.068 g/t;

primary ore storage – 46,967 kg, with mean content 3.594 g/t.

Projected reserves of P1 category – 140.0 tons.

Production level: ***in 2005 - 25,107 kg of gold (4737 thousand tons of ore)***

Licenses for use of mineral wealth for operation at this deposit: ***license for use of mineral wealth: KRR 00942 BE***

Date of issue of License: ***24/05/2000***

License effective till: ***expiration, 31/12/2012.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment to 520 m depth of reserve assessment.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 60 km to southwest of Severo-Yeniseiski urban settlement. Area – 368 hectares.***

License kind: ***Exploration and Production. Working of Olympiadinskoye gold ore deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to have gold production from oxidized ore of at least 10 tons per year;

- by 2010, to build up the capacity of the ore extraction and processing facility to 2.5 – 3.0 tons p.a.;

- to have Olympiadinskoye deposit developed in accordance with the projects, mining schedules, technical regulations and annual development plans approved in the established procedure, and coordinated with Yeniseiski Okrug Office of Gosgortekhnadzor of RF (at present, Federal Service for Technology Overseeing).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- the obligations have been met. The deposit is being developed in compliance with the approved projects, coordinated annual mining work schedules, and technical regulations. The levels of annual gold production and mine processing exceed the License obligations and are as per the annual quotas.

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- projected reserves not confirmed;

- untimely financing of operations;

- situations of force majeure.

(B) Deposit: ***Titimukhta***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

C2 – 34,278 kg, with mean content 4.174 g/t;

off-balance reserves – 5,927 kg, with mean content 5.154 g/t.

Projected reserves of P1 category – 4.9 tons.

Production level: ***no mining being conducted***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 12068 BE***

Date of issue of License: ***29/12/2003.***

License effective till: ***expiration, 31/12/2023.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by the MPR (Ministry of Natural Resources) of Russia on the outcome of bidding.*** This mineral reserve section has the status of: ***mining allotment to depth of 500 m from day surface.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 50 km from Severo-Yeniseiski urban settlement. The section's area is 1.2 sq.km.***

License kind: ***exploration and mining of ore gold at Titimukhta deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- exploration of the deposit to begin not later than December 30, 2004.

- furnishing not later than September 30, 2006, a geological report drafted in the established procedure on the estimated reserves for State expert examination;

- commissioning for operation a mining facility of annual capacity not less than 2000 kg, not later than by December 30, 2007.

Obligatory payments to be made under the License terms:

- one-time payment for mineral wealth usage as per the outcome of the competition, in the amount of RUR 298,850.2 thousand;

the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration work commenced on time and is being carried out as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(C) Deposit: ***Tyradinskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet were reserves of categories:

off-balance reserves – 2,627 kg, with mean content 3.610 g/t;

primary ore storage – 1033 kg, with mean content 2.520 g/t.

Production level: ***705 kg produced in 2005.***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00943 BE***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/01/2017.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment to 240 m depth of reserve assessment.***

Description of the mineral reserve section allotted for use: ***the mineral reserve section is located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai, in 86 km to west of Severo-Yeniseiski urban settlement. Area – 0.156 sq.km.***

License kind: ***geological exploration and mining at Tyradinskoye ore occurrence (oxidized ores).***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- by the end of 2000, to have worked out and coordinated in the established procedure a project of operations of ore extraction and processing;

- to have full-scale extraction of ore at the deposit and gold production commenced in 2004;

- the annual level of full-scale production to be 300 kg of chemically pure gold, with subsequent correction in the annual quota definition process, in the established procedure;

- to have the land areas disturbed by the mining of the deposit restored to a safe state, and also to a state fit for the use in the economy, as per the recultivation project.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations: - ***the obligations have been met;***

- full-scale extraction was commenced in 2004, with annual output as per the License and annual quota definition;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

- as of 01/01/2006, Tyradinskoye deposit had been mined out. The land areas disturbed by the mining are being restored to the safe state as per the recultivation project.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- situations of force majeure.

(D) Deposit: ***Bamskoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Bamskoye Deposits were reserves of categories:

C1 – 11,081 kg, with mean content 3.889 g/t;

C2 – 2081 kg, with mean content 3.051 g/t;

Heap for leaching:

C1 – 535 kg, with mean content 2.8 g/t;

Store No.2 of off-balance ore - 45 kg, with mean content 1.2 g/t.

Silver:

C1 – 43.71 tons, with mean content 15.34 g/t;

C2 – 6.5 tons, with mean content 9.5 g/t;

Heap for leaching:

C1 – 2.3 tons, with mean content 6.8 g/t;

Store No.2 of off-balance ore - 0.2 ton, with mean content 5.0 g/t.

Nevachanskaya Area. Projected reserves of P2 category (gold) – 18.0 tons.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: License for use of mineral wealth: ***BLG 13112 BR***

Date of issue of License: ***14/04/2005.***

License effective till: ***expiration 15/04/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order by Rosnedra of 09/03/2005, by results of the auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***the licensed section comprises Bamskoye gold ore deposit and Nevachanskaya promising area, and is located in Tynda Rajon of Amur Oblast, 70 km to north of Horogochi Station of the Baikal-Amur Railway. Area – 82.0 sq.km.***

License kind: ***geological survey, exploration and mining of gold in Baskoye gold ore section.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- drafting and coordination in the established procedure of Project of geological survey of the Licensed section, not later than by February 15, 2006;

- geological survey of the Licensed section commenced not later than by April 15, 2006;

- completion by not later than April 15, 2009, of geological survey (prospecting and assessment) of the Licensed section, with submitting of a report on estimated of reserves of category C2 and projected reserves of category P to State expert examination of mineral reserves;

- having drafted, coordinated and approved in the established procedure, not later than July 15, 2006, of Project of performance of geological exploration work (within the Bamskoye deposit area), with this Project having positive reviews by State environmental expert examination and by State expert examination of industrial safety and safeguarding of mineral wealth;

- having the exploration of Bamskoye deposit completed and a geological report drafted in the established procedure with the gold reserves estimation submitted for State expert examination not later by April 15, 2008;

not later than by April 15, 2009, having developed and coordinated in the established procedure of a technical project of mining in the Licensed section, with this Project having positive reviews by State environmental expert examination and by State expert examination of industrial safety and safeguarding of mineral wealth;

- having commenced the construction of a mining facility and infrastructure facilities not later than by October 15, 2009;

- commissioning for operation a mining facility of annual capacity not less than 1 million tons of ore, not later than by October 15, 2011.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 25,000,000;

- payment for use of geological information on the Licensed section in an amount of RUR 1,000,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- the projects have been drafted and coordinated within the specified terms:

(1) – "of performance of exploration and assessment work for core gold at Bamskoye gold ore section within Nevachanskaya promising area in 2005 – 2008";

(2) – "of performance of follow-up exploration at Bamskoye gold ore deposit (Bamskoye deposit facility) – in 2005 -2008".

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(E) Deposit: ***Kvartsevaya Gora***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected reserves of category P1 – 12.9 tons with mean content 3.6 g/t.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01631 BR***

Date of issue of License: ***10/01/2006.***

License effective till: ***expiration 30.12.2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Krasnoyarsknedra No. 82, of December 29, 2005, on the outcome of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to ore grade mineralization depth.***

Description of the mineral reserve section allotted for use: ***Licensed section is located at 72 km to southeast of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Section area –3.2 sq.km.***

License kind: ***geological exploration, surveying and mining gold ore at Kvartsevaya Gora deposit.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within one year after the issue of License, to have drafted and approved in the established procedure a project of geological survey of the licensed area;

- proceeding from the results of expert examination of the reserves, to have worked out and coordinated in the established procedure of project documentation of their mining and processing. The term of commissioning of a production facility for ore extraction and processing will be set proceeding from the results of expert examination of the reserves, but not later than by 2012;

- capacity of the gold mining facility is provisionally set at 500 kg annually – to be corrected from the gold reserve assessment results;

- with the License term of effect expired, or upon its pre-term cancellation, to undertake steps of either liquidation of mothballing of mineral extraction facility. Within 10 days after the signing of Liquidation or Mothballing Record by the License-issuing authorities, and by the Yenisei Okrug Technology and Environmental Overseeing Office, to have the License returned to Krasnoyarsknedra.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 1,680,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations: ***Project of geological exploration of Licensed area is being drafted.***

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(F) Deposit: ***Blagodatnoye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Blagodatnoye deposit were:

B – 7,649kg, with mean content 2.453 g/t;

C1 –51,260 kg, with mean content 2.629 g/t;

C2 – 163,452 kg, with mean content 2.389 g/t;

off-balance reserves – 131,925 kg, with mean content 1.381 g/t.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00944 BR (Olympiadinskoye area)***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/02/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***licensed area is located in 30-75 km to south of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Area – 1340 sq.km, including the area of Blagodatnoye deposit of 5.0 sq.km.***

License kind: ***geological exploration and mining of ore gold in Olympiadinskoye area.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by May 24, 2005, to have completed the first phase of geological exploration of the Licensed area – survey and assessment of identified promising sections, with the estimated resources and gold reserves data submitted for State expert examination of mineral reserves;

- not later than by October 1, 2005, to have drafted and coordinated in the established procedure of a project of survey and assessment work of the second phase;

- not later than by December 31, 2008, to complete the survey of Blagodatnoye deposit and submit for State expert examination of reserves a geological report with the gold reserves estimated;

- not later than by December 31, 2009, to complete geological exploration of the Licensed area and submit a report with the resources and gold reserves estimated for State expert examination of mineral reserves, by ore occurrences Talovskoye, Kirkilovskoye, and others;

- not later than by December 31, 2011, to have drafted and coordinated a technical project of development of Blagodatnoye gold ore deposit;

- not later than by June 1, 2012, to commence construction of infrastructure facilities of a mining facility at Blagodatnoye deposit;

- not later than by July 1, 2013, to have attained the design capacity (as per the technical project) of the mining facility at Blagodatnoye deposit;

- to have drafted and coordinated in the established procedure projects of liquidation of mining facilities not later than 6 months in advance of the set date of completion of work on the deposits.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- as part of the first phase of geological exploration of Olympiadinskoye area. survey work has been completed at 7 sections, and survey and assessment work, at 2 ore occurrences (Olenye, Blagodatnoye). At two survey sections (Talovskoye and Kirkilovskoye), gold ore mineralization has been identified, and survey and assessment work has been recommended. Five survey sections have been deemed lacking promise. As a result of the survey and assessment work, ore gold reserves have been approved for Blagodatnoye deposit – GKZ Rosnedra, Minutes #1081 of September 24, 2005;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF;

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(G) Deposit: ***Olenye***

Mineral kind: ***ore gold***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Olenye deposit were:

C1 – 2,702 kg, with mean content 7.611 g/t;

C2 – 4,445 kg, with mean content 6.924 g/t

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 00944 BR (Olympiadinskoye area)***

Date of issue of License: ***24/05/2000.***

License effective till: ***expiration 01/02/2022.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai of 08/02/2000, No. 16-n, and KPR for Krasnoyarsk Krai, No. 20/15-H of February 17, 2000.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***licensed area is located in 30-75 km to south of Severo-Yeniseiski urban settlement of Krasnoyarsk Krai of RF. Area – 1340 sq.km, including the area of Olenye deposit of 1.0 sq.km.***

License kind: ***geological exploration and mining of ore gold in Olympiadinskoye area.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by May 24, 2005, to have completed the first phase of geological exploration of the Licensed area – survey and assessment of identified promising sections, with the estimated resources and gold reserves data submitted for State expert examination of mineral reserves;

- not later than by October 1, 2005, to have drafted and coordinated in the established procedure of a project of survey and assessment work of the second phase;

- not later than by January 1, 2007, to have drafted and coordinated a technical project of development of Olenye gold ore deposit;

- not later than by June 1, 2008, to commence construction of infrastructure facilities of a mining facility at Olenye deposit;

- not later than by December 31, 2009, to have attained the design capacity (as per the technical project) of the mining facility at Olenye deposit;

- to have drafted and coordinated in the established procedure projects of liquidation of mining facilities not later than 6 months in advance of the set date of completion of work on the deposits.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.***

Meeting of the obligations:

- as part of the first phase of geological exploration of Olympiadinskoye area. survey work has been completed at 7 sections, and survey and assessment work, at 2 ore occurrences (Olenye, Blagodatnoye). At two survey sections (Talovskoye and Kirkilovskoye), gold ore mineralization has been identified, and survey and assessment work has been recommended. Five survey sections have been deemed lacking promise. As a result of the survey and assessment work, ore gold reserves have been approved for Olenye deposit – TKZ of Krasnoyarsk Krai, Minutes of 20/04/2004, #594;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(H) Promising area: ***Panimbinskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P1 – 49.1; P2 – 6.1; P3 – 11.0.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01525 BR***

Date of issue of License: ***06/12/2004.***

License effective till: ***expiration 01/11/2029.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution of Krasnoyarsknedra by the outcome of auction sale (Minutes #2 of September 15, 2004).***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 500 m ore mineralization depth.***

Description of the mineral reserve section allotted for use: ***section located to the south of Novaya Eruda settlement in Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF. Area – 66.2 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold in Panimbinskaya ore node in Severo-Yeniseiski Rajon.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within five years after securing of the License, to conduct geological exploration of the licensed area and submit a report with estimated reserves for State expert examination;

- with industrial-scale gold reserves identified, to have worked out and coordinated in the established procedure a project of their development;

- the production capacity of a gold mining facility has been provisionally set at 300 kg annually, to be corrected proceeding from the results of geological exploration in the drafting of a technical project of development of the deposit;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 2,240,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Panimbinskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(I) Promising area: ***Razdolinskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P1 – 46.3; P2 – 24.8.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 13360 BR***

Date of issue of License: ***16/11/2005.***

License effective till: ***expiration 01/11/2025.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order of MPR of Russia, Federal Agency for Mineral Usage, of 06/07/2005, No. 756, by the results of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***in the territory of Motyginski Rajon of Krasnoyarsk Krai, in 15 – 24 km from Motygina settlement. Area – 20.2 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold within Razdolinskaya ore node in Krasnoyarsk Krai.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by October 1, 2006, to have drafted and coordinated a project of geological exploration of the area;

- not later than by April 1, 2007, to have drafted and coordinated a project of survey work within the know ore occurrences;

- not later than by October 1, 2009, to have completed geological exploration (survey and assessment) of the area, and have a report with the estimated reserves and projected resources submitted for State expert examination;

- not later than by October 1, 2009, to have completed the first phase of exploration and submit a report with the estimated reserves for State expert examination;

not later than by April 1, 2010, to have worked out and coordinated a technical project of work on the deposit;

- not later than by October 1, 2010, to commence construction of a mining facility;

not later than by October 1, 2011, to commission the mining facility of annual capacity of at least 500 kg of gold;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 21,000,000;

- payment for use of geological information on the Licensed section in an amount of RUR 100,000;

- License issuance fee of RUR 8,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Razdolinskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(J) Promising area: ***Zyryanovskaya area***

Mineral kind: ***ore gold***

Size of proved reserves: ***none***

Projected gold reserves, tons, by categories: ***P3 - 100.***

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: ***license for use of mineral wealth: KRR 13359 BR***

Date of issue of License: ***16/11/2005.***

License effective till: ***expiration 15/10/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Order of MPR of Russia, Federal Agency for Mineral Usage, of 06/07/2005, No. 757, by the results of auction sale.***

This mineral reserve section has the status of: ***mining allotment within provisional confines, to 1000 m depth.***

Description of the mineral reserve section allotted for use: ***in the territory of Yeniseiski Rajon of Krasnoyarsk Krai, in 40 – 45 km to northeast of the town of Yeniseisk. Area – 8.8 sq.km.***

License kind: ***geological exploration, survey and mining of ore gold within Zyryanovskaya ore node in Krasnoyarsk Krai.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- not later than by October 15, 2006, to have drafted and coordinated a project of geological exploration of the area;

- not later than by January 15, 2007, to have drafted and coordinated a project of survey work \;

- not later than by October 15, 2009, to have completed geological exploration (survey and assessment) of the area, and have a report with the estimated reserves and projected resources submitted for State expert examination;

- not later than by October 15, 2010, to have completed the first phase of exploration and submit a report with the estimated reserves for State expert examination;

not later than by October 15, 2011, to have worked out and coordinated a technical project of work on the deposit;

- not later than by March 14, 2012, to commence construction of a mining facility;

not later than by October 15, 2012, to commission the mining facility of annual capacity of at least 300 kg of gold;

- to have drafted and coordinated a project of liquidation of the mining facility not later than six months in advance of the planned date of termination of mining of the deposit.

Obligatory payments to be made under the License terms:

- one-time payment for use of mineral wealth, in an amount of RUR 5,250,000;

- payment for use of geological information on the Licensed section in an amount of RUR 10,000;

- License issuance fee of RUR 8,000;

- the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation.

Meeting of the obligations:

- geological exploration of Zyryanovskaya area has been commenced on time, as per the approved project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- complication of the geological structure and gold content nature of the deposit;

- projected reserves not confirmed;

- situations of force majeure.

(K) Deposit: ***Tyrydanskoye***

Mineral kind: ***limestone***

Size of proved reserves:

As of 01/01/2006, entered into State balance sheet for Tyrydanskoye deposit were:

B – 107 thousand tons; C1 – 106 thousand tons.

Production level: ***138 thousand tons produced in 2005.***

Licenses for use of mineral wealth for operation at this deposit: license for use of mineral wealth: ***KRR 00939 TE***

Date of issue of License: ***17/06/2000.***

License effective till: ***expiration 10/07/2020.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon (of 03/05/200, No. 52) and by Committee for Natural Resources of Krasnoyarsk Krai (of 16/05/2000, No. 08-n).*** This mineral reserve section has the status of: ***mining allotment limited by depth by +450 m horizon.***

Description of the mineral reserve section allotted for use: ***in 15 km to west of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai, area 11.0 hectares.***

License kind: ***production of limestone of Tyrydanskoye deposit***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

In connection with expansion of the Tyrydanskoye quarry, to have done:

- by 31/12/2007, to conduct follow-up exploration of Tyrydanskoye deposit. To have a report with an estimate of the limestone reserves submitted for State expert examination;

- by 30/06/2008, to have drafted and coordinated a development project and to have a mining allotment record documented;

- over the period of general exploration work, to conduct extraction work within the previously allocated section (2.3 ha, as per "Tyrydanskoye limestone quarry" detailed project).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- geological exploration work is being conducted on time, as per the project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(L) Deposit: ***Kokuiskoye***

Mineral kind: ***coal***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Kokuiskoye Deposit were reserves of categories:

A – 160,184 thousand m3; C1 – 4,076 thousand m3

Production level: produced in 2005, 5.8 thousand m3

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 01257 TE***

Date of issue of License: ***30/08/2002.***

License effective till: ***expiration 31/12/2021.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***joint Resolution by Administration of Krasnoyarsk Krai (No. 88 of 01/08/2002) and Main Office for Natural Resources and Environment Protection of Krasnoyarsk Krai, No. 20/114-n of 07/08/2002.***

This mineral reserve section has the status of: ***mining allotment.***

Description of the mineral reserve section allotted for use: ***the natural wealth section is located in 30 km to east of Motygino settlement of Krasnoyarsk Krai of RF. Area – 265 hectares.***

License kind: ***coal mining at Kokuiskoye deposit, section Listvyazhnyi II***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within 1.5 years after registration of the License, to have drafted and coordinated a project of development of the deposit;

- to have the first tranche of mining facility commissioned in the year of 2005;

- the mining volume of the first tranche – 500 thousand tons annually, to be expanded ultimately to 5 – 8 million tons annually.

Obligatory payments to be made under the License terms:

- one-time payment for coal mining right, RUR 2,300 thousand;

the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.

Meeting of the obligations:

- work at the deposit is being conducted as per the deposit development project;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(M) Deposit: ***Shirokinskoye***

Mineral kind: ***building stone***

Size of proved reserves:

As of 01/01/2006, registered on State balance sheet for Kokuiskoye Deposit were reserves of categories: A – 1,928 thousand m3; B – 2,908 thousand m3; C1 – 9,794 thousand m3.

Production level: ***produced in 2005, 16 thousand m3***

Licenses for use of mineral wealth for operation at this deposit: ***license for use of mineral wealth: KRR 00938 TE***

Date of issue of License: ***17/05/2000.***

License effective till: ***expiration 01/07/2015.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon (No, 52 of 03/05/2000, No. 52) and by Committee for Natural Resources of Krasnoyarsk Krai, No. 08-n of 16/05/2000.***

This mineral reserve section has the status of: ***mining allotment.***

Description of the mineral reserve section allotted for use: ***the natural wealth section is located in 10 km to north of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF. Area – 36 hectares.***

License kind: ***production of building stone of Shirokinskoye deposit***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to have the work conducted as per the coordinated detailed project "Shirokinskoye quarry for production and working of granite";

- to adhere to the terms of Agreement No. 6/15 of 09/06/1995 on the conditions of use of mineral wealth.

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- the terms of Agreement with Administration of Severo-Yeniseiski Rajon are being adhered to;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(N) Deposit: ***Quarry Vostochnyi***

Mineral kind: ***subsurface water***

Size of proved reserves: ***none***

Production level: ***2670 cub.m/hr.***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 00933 BE***

Date of issue of License: ***11/05/2000.***

License effective till: ***expiration 01/06/2018.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon and Committee for Natural Resources of Krasnoyarsk Krai***

This mineral reserve section has the status of: ***mining allotment to 500 m depth.***

Description of the mineral reserve section allotted for use: ***Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF***

License kind: ***extraction of subsurface water for dewatering of Vostochnyi quarry***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to submit annual reports on the quantity and quality of drainage water by Form 2-tp (Water Facilities) by January 10;

- to conduct mining/environmental monitoring, and furnish the results annually to Regional Center for Geological Environment Monitoring.

Obligatory payments to be made under the License terms:

- as per Letter of MPR of RF of 04/08/98, No. 14-14/129, "On Payments for Extraction of Subsurface Water in Development of Deposits of Coal and Solid Minerals," payments for the right of use of mineral wealth in extraction of subsurface water for drainage of Vostochnyi quarry and reproduction of raw mineral base are not collected;

- the rest of payments are made by the Mineral User in the established procedure.

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- situations of force majeure.

(O) Deposit: ***Enashiminskoye***

Mineral kind: ***subsurface water***

Size of proved reserves: ***5.1 thousand m3/day, including by categories:***

B – 2.0 thousand m3/day; C1 – 1.5 thousand m3/day; C2 – 1.6 m3/day.

TKZ, Ord. No. 303 of 28/06/1985.

Production level: ***none***

Licenses for use of mineral wealth for development of this deposit: license for use of mineral wealth: ***KRR 00934 BE***

Date of issue of License: ***11/05/2000.***

License effective till: ***expiration 31/12/2015.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Administration of Severo-Yeniseiski Rajon and Committee for Natural Resources of Krasnoyarsk Krai***

This mineral reserve section has the status of: ***mining allotment to 120 m depth.***

Description of the mineral reserve section allotted for use: ***the section id located to east of Eruda settlement of Severo-Yeniseiski Rajon of Krasnoyarsk Krai. Area – 5.1 hectares.***

License kind: ***production of fresh subsurface water at Enashiminskoye deposit for housekeeping, potable and process water supply.***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- to extract water not in excess of the approved reserves;

- to arrange an observation well network for monitoring subsurface water in the water intake area;

- to have the wells equipped with water metering devices;

- annually, by January 10, to submit a report on accounting for the use of subsurface water (Form 2-TP, Water Facilities).

Obligatory payments to be made under the License terms: ***the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.***

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(P) Deposit: ***Area of Severo-Yeniseiski Rajon of Krasnoyarsk Krai (four sections).***

Mineral kind: ***subsurface water***

Size of proved reserves:

by categories: section Polutornik, C1 – 8.5 thousand m3/day; C2 – 1.7 thousand m3/day; the reserves have not been assessed for the remaining sections (Doserovski, Tyryda, Malaya Tyryda).

Production level: ***no information available***

Licenses for use of mineral wealth for operation at this deposit: license for use of mineral wealth: ***KRR 01537 BE***

Date of issue of License: ***22/02/2005.***

License effective till: ***expiration 11/02/2030.***

Potential and prerogatives for extending the term of the License: ***RF Law "On Mineral Wealth" as amended on 22/08/2004, Art. 10.***

Grounds for issue of License: ***Resolution by Krasnoyarsknedra Commission, Minutes #1 of 11/02/2005.***

This mineral reserve section has the status of: ***mining allotment to 250 m depth.***

Description of the mineral reserve section allotted for use: ***the four mineral resource sections are located in Severo-Yeniseiski Rajon of Krasnoyarsk Krai of RF: (1) Polutornik section, in 6 km to southeast of Eruda settlement; (2) Doserovski section, to northeast of Eruda settlement; (3) Tyryda section, to southwest of Eruda settlement; (4) Malaya Tyryda section, to west of Eruda settlement. Total area – 42.57 sq.km.***

License kind: ***geological study and production of potable subsurface water for housekeeping and potable water supply of Eruda settlement, and for process water supply of Olympiadinskoye GOK (Mining Combine).***

Main provisions of the License as to obligations, with the term of meeting these obligations specified:

- within three months after the license securing date, to have drafter a work performance project;

- within three years, to perform the work under the project, and to submit a report with the estimated subsurface water reserves for State expert examination;

- to conduct water intake within the approved subsurface water reserves;

- during 2008, to have drafted and approved Mining Allotment records;

- during 2009, to have worked out and approved Subsurface Water Monitoring Program;

- to maintain regular accounting for the quantity of extracted water;

- to submit annual reports on the use of subsurface water by Form 2-tp (Water Facilities), by December 25.

Obligatory payments to be made under the License terms: the rates of taxes and payments for mineral wealth usage have been set as per the tax laws and mineral wealth usage legislation of the Russian Federation, and the regulatory acts of Krasnoyarsk Krai.

Meeting of the obligations:

- the obligations are met within the specified terms as per the License Agreement;

- all payments are made on time as per the tax laws and mineral wealth usage legislation of the RF.

Factors that might affect negatively the meeting of the License obligations, and potential for their occurrence:

- untimely financing of operations;

- projected reserves not confirmed;

- situations of force majeure.

(b) Processing of minerals: ***is conducted only at the Olympiadinskoye deposit and performed by ZIF-1 (Gold Extraction Mill-1) and by ZIF-2; with reining conducted at OJSC Krastsvetmet.***

Data on the processing cost over the last reporting period are not available to the Issuer.

(c) Sale of products: ***CJSC Polyus sells refined noble metals (gold and silver) produced by the processing of the extracted minerals on the domestic and foreign markets.***

In accordance with Item 5 of Art. 2 of Federal Law "On Noble Metals and Precious Stones," No. 41-FZ, refined noble metals when sold by the subjects of their extraction and production will be offered in the priority order to the specifically authorized Federal executive authority for replenishment of the State Fund of Noble Metals and Precious Stoned of the Russian Federation. The State's priority right of purchase of noble metals will apply when the conditions specified in the Law are met (prepayment for deliveries, concluding agreements in advance).

The fact that CJSC Polyus has no obligations of delivery of noble metals to the State Fund of Russia in 2006 is confirmed by Letter of Gokhran of Russia of 12/12/2005, No. 32-10-104-199/4019.

Sales of noble metals on the domestic market is carried out under delivery contracts and general agreements with commercial banks.

Exports of noble metals for sale on foreign markets is carried out by CJSC Polyus under licenses by Ministry of Economic Development of Russia, issued proceeding from export contracts concluded with foreign buyers. There is no assignment of quotas for exports of refined hold and silver as per the currently effective legislation.

3.2.10. Additional Requirements to Issuers Whose Main Line of Activities is Rendering Communication Services

The Issuer is not rendering communication services.

3.3. Issuer's Plans for Future Activities

The Issuer's strategy envisages evolution of the currently active gold mining facilities and implementation of new projects of development of deposits under licenses owned by the affiliated and dependent companies. Proceeding from this strategy, the Issuer intends to join the five global leading gold mining companies by 2012 – 2015 by the production volume, reserves and market capitalization. In execution of these set strategic objectives, it is foreseen that the affiliated and dependent companies will proceed with the following investment and production programs:

- ***financing of large-scale geological exploration activities on the licensed areas of the affiliated and dependent companies;***
- ***stepping up the efficiency of mining operations and gold production at gold extraction plants of the affiliated and dependent companies, including implementation of a cost-cutting program assuring introduction of innovative programs and stepping up labor productivity;***
- ***construction of new production facilities at gold ore deposits.***

The Issuer is further going to look for new targets for acquisition, including acquisition of mineral wealth usage rights at auction sales, and also acquisition of new gold mining facilities.

3.4. Issuer's Participation in Industrial, Banking and Financial Groups, Holdings, Concerns or Associations

Issuer takes no part in industrial, banking and financial groups, holdings, concerns or associations.

3.5. Issuer's Affiliated and Dependent Economic Companies

(a) Full name: ***Closed Joint-stock company Gold Mining Company Polyus***

Abbreviated name: ***CJSC Polyus***

Location: ***663280, Krasnoyarsk Krai, Severo-Yeniseiski urban-type settlement, ul. Belinskogo 2-B***

Grounds for holding the company affiliated or dependent in its relation to the Issuer: ***Given the Issuer's prevailing share in the Company's Equity, he is able to determine decisions taken by this Company (Item 1 of Art. 105 of the RF Civil Code).***

Issuer's share in this affiliated Company's Equity: ***100%***

Share of the affiliated Company's ordinary share owned by the Issuer: ***100%***

Affiliated Company's share in the Issuer's Equity: ***none***

Share of the Issuer's ordinary share owned by the affiliated Company: ***none***

Main line of activities: ***mining of noble metals***

Affiliated Company's value for the Issuer: ***earning profits from activities of CJSC Polyus***

Persons making up the composition of executive bodies of the Issuer's affiliated Company:

Members of the Board of Directors

Last Name, First Name, Patronymic	*Year of Birth*	*Share in Equity*
Ivanov Evgeni Ivanovich	1966	None
Lobanov Oleg Vladimirovich	1965	None
Perov Aleksandr Vladimirovich	1965	None
Sovmen Vladimir Kushukovich	1957	None
Rudakov Valeri Vladimirovich	1942	None

The authority of the Company's sole executive body belongs to: ***President***

Last Name, First Name, Patronymic ***Ivanov Evgeni Ivanovich***

Year of Birth ***1966***

A collegiate executive body is not stipulated in the Company's Charter.

3.6. Composition, Structure and Worth of Issuer's Fixed Assets; Information on Plans for Acquisition, Replacement or Retirement of Fixed Assets, and on All Facts of Encumbrance of Issuer's Fixed Assets

3.6.1. Fixed Assets

The Issuer has no fixed assets.

Data on plans for acquisition of fixed assets whose worth amount to 10 or more percent of the worth of the Issuer's fixed assets.

The Issuer has no plans for acquisition of fixed assets.

IV. Data on Issuer's Financial and Economic Performance

4.1. Results of Issuer's Financial and Economic Activities

4.1.1. Profits & Losses

Indicators	*Value Over Reporting Period of Current Year / Previous Year*	
Revenue, RUR	0	-
Gross profit, RUR	0	-
Net profit (undistributed profits (uncovered losses)), RUR	60,148,652	-

Return on equity, %	0.09	-
Return on assets, %	0.09	-
Net profitability factor, %	-	-
Profitability of products (sales), %	-	-
Capital turnover	0	-
Sum total on uncovered losses on reporting date, RUR	0	-
Ratio of uncovered losses on reporting date to balance sheet total	0	-

There were no revenue or gross profits over the first half of 2006, as the Issuer was established on March 17, 2006, and was not engaged in production activities. The profit by the outcome of the 2nd Quarter of 2006 was due to the revenue from bank deposit of temporary free monetary assets. The net profits over the reporting period amounted to RUR 60,148,652. This last-mentioned indicator represents the increment of the Issuer's equity.

Profitability of the Issuer's equity in the reporting period was 0.09%. This level of equity profitability should be held normal for the Issuer at this time.

Profitability of the assets over the first half of 2006 amounted to 0.09%, reflecting the efficacy of the Issuer's non-core activities: bank deposit of free monetary assets.

The net profitability factor represents the ratio of a company's net profit to its revenue and is an important indicator in the system of evaluation of a company's efficacy of operations. The Issuer's net profitability factor over the first half of 2006 was not calculated, as its revenue over the reporting period equaled zero.

The factor of profitability of products / sales characterizes the core activities and is calculated as a ratio of the profit from sales to the revenue. This is a major indicator displaying the efficacy of sales. The Issuer's sales profitability factor on the reporting date was not calculated, as its revenue over the reporting period equaled zero.

The capital turnover factor represents the number of the capital turnovers over a period under analysis. The value of this indicator over the first half of 2006 was 0 as the revenue over this period equaled zero.

The Issuer had no uncovered losses as of 30/06/2006.

The Issuer was established on March 17, 2006, so that an analysis of the dynamics of its profitability or losses would not be possible.

4.1.2. Factors Affecting Variation of Size of Issuer's Revenues from Sales of Goods, Products, Work, Services, and of Issuer's Profits / Losses from Core Activities

The Issuer was not engaged in its main line of business activities in the reporting period and did not sell goods, work or services.

4.2. Issuer's Liquidity

Indicators	*Value Over Reporting Period*
Own current assets, RUR	10,060,148,652
Permanent asset index	0.85
Current liquidity factor	494.24
Quick liquidity factor	494.24
Financial independence (autonomy) ratio	1

The Issuer followed the recommended attitude.

The existence of own capital in turnover (of own floating assets) is among the most important indicator of the entity's financial stability. With no own capital in the entity's turnover, this would mean that all floating assets and. possibly, some non-current assets have been formed by borrowing. At the end of the first half of 2006 the Company's own gloating/current assets amounted to RUR. 10,060,148,652, which means that the Company was capable, in principle, of covering its current indebtedness from its own floating assets.

The index of permanent capital represents the ratio of the sum total of assigned assets of low liquidity to the equity capital. The Issuer's permanent capital index matches the recommended value and equals 0.85, which means that RUR 85 out of every RUR 100 of the equity capital have been allocated to the assigned assets, and the Issuer has no long-term accounts receivable.

The current liquidity factor is used to assess in general the current liquidity of a company and displays sufficiency of the floating assets that can be used to cover the short-term liabilities. As of 30/06/2006, the Issuer's current liquidity factor was at a high level and amounted to 494.24, which meant that the current indebtedness was covered by the monetary assets and forthcoming input from current activities, and that the safety margin was there.

The fast liquidity factor represents the company's projected solvency (the share of capital available for repayment of short-term liabilities) in the event that a critical situation arises. The Issuer's factor of fast liquidity equals 494.24 which is far above the optimum value (0.8 – 1.0) This indicator is due to the considerable amount of floating assets yielded by the assignment of assets.

The equity capital autonomy factor gives an idea of the Issuer's financial independence from sources of borrowing. As of 30/06/2006, the value of this factor was 1, proving the Issuer's complete financial independence from borrowing.

The Issuer was registered in March of 2006, so that an analysis of the dynamics of its liquidity factors would not be possible.

4.3. Issuer's Size and Structure of Equity and Current Assets

4.3.1. Issuer's Size and Structure of Equity and Current Assets

(a) Issuer's size of Equity: ***RUR 190,627,747***

(b) total value of Issuer's shares bought back for subsequent resale / transfer, RUR: ***none***

(c) size of Issuer's reserve funds formed of deductions from Issuer's profits, RUR: ***none***

(d) size of Issuer's surplus capital representing the growth increment of the assets identified from the reassessment results, RUR: ***none***

(e) size of Issuer's undistributed net profits: ***RUR 68,186,334,585***

(f) sum total of Issuer's capital: ***RUR 68,376,962,332***

Issuer's policy in financing of current assets: ***not defined***

Issuer's structure and size of current assets (in thousand Rubles):

Payables (with payments expected within 12 months from the reporting date)	47,556
Short-term financial investment	4,400,000
Monetary assets	5,632,989

Issuer's current assets are formed of its own sources.

4.3.2. Issuer's Financial Investments

Financial investments of OJSC Polyus Gold amounting to 10 or more percent of its total financial investments as of June 30, 2006.

(1) Kind of financial investment: ***Issued securities***

Issuer's full name: ***Closed Joint-stock company Gold Mining Company Polyus***

Abbreviated name: ***CJSC Polyus***

Location: ***663280, Krasnoyarsk Krai, Severo-Yeniseiski urban-type settlement, ul. Belinskogo 2-B***

(a) kind of securities: ***registered ordinary shares, uncertificated***

Registration No.: ***1-03-70170-N***

Issue registration date: ***21/11/2001***

Authority with whom the issue was registered: ***Krasnoyarsk Regional Office of FCSM of Russia***

Quantity of securities in the Issuer's ownership: ***299***

Total nominal value of the securities: ***RUR 119,600***

Size of dividends on the ordinary shares, or procedure of determining it: Not stipulated by the Charter.

Term of payment: ***none***

Other information: ***none***

(b) kind of securities: ***preferred shares, Type C, registered, uncertificated***

Registration No.: ***3-03-70170-N***

Issue registration date: ***08/10/1999***

Authority with whom the issue was registered: ***Krasnoyarsk Regional Office of FCSM of Russ***ia

Quantity of securities in the Issuer's ownership: ***120***

Total nominal value of the securities: ***RUR 12,000***

Size of dividends on the preferred shares, or procedure of determining it: Not stipulated by the Charter.

Total balance-sheet value of the securities: ***RUR 58,316,813,680***

Losses associated with bankruptcy of companies / entities into which investments have been made: ***not occurred***

Data on standards used in the above assessments: ***PBU (Accounting Regulations) 19/02 "Accounting for Financial Investments" approved by Order of the Ministry of Finances of RF of 10/12/2002, No. 126n.***

4.3.3. Issuer's Intangible Assets

Issuer has no intangible assets

4.4. Data on Issuer's Policy and Expenses in Scientific and Technical Development Domain, Towards Licenses and Patents, New Developments and Research

The Issuer incurred no expenses on scientific and technical activities from its own money. The Issuer owns no intellectual property requiring legal protection.

4.5. Analysis of Evolution Trends in Issuer's Core Activities Domain

The price of gold grew by 111% over the past four years, which has predetermined dynamic development of this mining sector. The trend toward higher gold prices is supported by continuing weakening of the US dollar against the background of the rising interest rates and expanding

budget deficit of the USA. The high prices of energy carriers have a twofold effect: on the one hand, they prompt the growth of inflation and, hence, of the gold price; while on the other hand they raise the production costs and, therefore, the own cost of gold output. It is expected that in 2006 the effect of these factors will be reinforced by the lack of global-class projects of development of new gold deposits, which persisted over the past few years. Among other factors affecting the gold price are the unwavering demand for gold on the part of investment funds, and the expanding jewelry markets of India and China – the major gold consumers. Furthermore, the attraction of gold rose significantly in the USA in 2005, where the use of gold grew by 7%. Gold prices in 2006 could continue their growth also in 2006, also against the background of the rising demand on the part of hedge funds which attempt to diversify their portfolios. An important factor in the gold price growth is the demand for gold exceeding its supply. Despite the fact that the supply in 2005 exceeded the demand for gold, by projections of GFMS and Deutsche Bank this trend of the gold market will turn around in the short-term and medium-term perspective.

The demand in 2005 declined by 2% and amounted to 3,754 tons. The main cause of this demand decrease was the significant reduction of the amount of gold sold under hedge contracts: from 427 tons down to 195 tons. The growing gold price notwithstanding, specifically in the 4th Quarter of 2005 when it reached its 25-years high of US$357/oz, the use of gold by the jewelry industry grew by 5% to 2,379 tons (from 2,618 tons in 2004).

The supply of gold in 2005 was assessed at 3,997 tons which was 5.8% greater than in the preceding year. The overall volume of gold extraction in 2005 grew by 31 tons over the 2004 figure. Sales from the State funds' stock grew by 40.8% and amounted to 663 tons. The input of scrap gold also somewhat grew, reaching 840 tons (834 tons in 2004).

However, mineral wealth is the largest and most competitive asset of the Russian State. According to the data of the Institute of Economy of Raw Minerals, the mineral wealth of Russia is estimated at $30 trillion. The worth of minerals extracted annually from the mineral reserves of Russia is $160 billion. More than 10% of this worth is claimed by noble metals. Russia is the world's second-largest nation by the size of the raw mineral base, but only the sixth one by the volume of gold output. The causes of this evident misbalance of the size of Russia's raw mineral base and Russia's volume of gold output have been the sector's fragmentation into hundreds of small companies, neither one of them capable of implementing large-scale capital-heavy projects, and the country's lagging behind in technologies of handling deposits with ores of "complex" composition and in unfavorable locations.

In 2005, the output of gold in Russia declines by 3.5%, from 174 tons to 168 tons. Of these, some 90.5% or 152 tons were produced in 2005 at the gold ore and placer deposits, 6.6% or 11 tons as a by-product of extraction of other minerals, and 2.9% or 5 tons were processed from scrap of nonferrous metals. Over the first 6 months of 2006, Russia's refining plants received for processing 57 tons of gold, both extracted and obtained as a by-product of the output of nonferrous metals, scrap processing included, which was greater by 2.9% than in the same period of the previous year.

The following specifics of the gold market attest to the growing reliability of investing into Russia's "golden" assets:

- *there is the potential for further growth of the demand, both on the domestic and foreign markets;*
- *there are no problems with the sale of gold on the global market, this being among the most free ones of the commodities markets;*
- *the domestic market capacity exceeds the gold output volumes;*
- *the undistributed fund of the RF counts large numbers of gold deposits and areas for geological exploration;*
- *the low prime cost: at present, the prime cost of gold production in Russia is on the average by more than 25% lower than in other countries.*

One of the underlying reasons is also the growth of the gold price: thus, on August 1 of 2002 the gold price was $302/oz, and by August of 2006 it has reached $637/oz.

One more reason is that but a few undeveloped core deposits have been left in the world by now. The reserves of the "big four" countries who have long been leading in the gold output – i.e. the USA, Canada, Australia and South Africa – have been gradually dwindling. The analysts count Russia among nations holding big promise in the geological exploration and gold mining sector. This situation has recently activated the inflow of foreign companies to Russia's market and increased the share of direct foreign investments into the sector.

The Issuer was not engaged in business activities in the reporting Quarter. The activities of gold mining and output were conducted by the Issuer's affiliated and dependent companies.

The Issuer has no competitors as far as the sale of its product is concerned, as gold is a commodity of utmost standardization and virtually unlimited liquidity. The gold price is set on the global market every 24 hours (London fixing) and Russia's commercial banks buy all gold produced in Russia at practically the same discount, i.e. 0.8 – 1.2% of the fixed gold price on the day of purchase. Beside, some of the product can be sold at the current price directly abroad.

As of now, the gold industry of Russia remains unconsolidated, with a relatively large number of small players still present. Currently, Russia counts some 600 producers of gold of whom more than 90% are small mining teams dealing with placer gold. CJSC Polyus in the sector's uncontested leader, with the facilities of CJSC Polyus having put out 19% of total gold produced in Russia in 2005. The second place in gold output in Russia is held by OJSC MNPO Polymetal who in 2005 claimed 5% of the total produced gold. Consolidation of the market began in 2002 when the five largest gold mining companies produced but 21% of the metal in the country. This level has grown to 36% by the year of 2005. However, Russia's gold mining sector is still deemed fragmented and insufficiently consolidated. As expected, the consolidation process will persist in the future.

Major competition among the gold mining companies occurs at the stage of acquisition of licenses for the right of use of deposits at biddings and auction sales. The main competitors are the large gold mining companies (OJSC MNPO Polymetal, and also Russian companies with foreign capital - Peter Hambro, High Land, High River Gold, Trans-Siberian Gold, and others). The qualitative and quantitative characteristics of the deposits are the main factors influencing the product prime cost and attractiveness of mining.

The Issuer's competitive advantages and investment attractiveness factors are:

- ***high professionalism of the Issuer's Board of Directors and management, with the leadership of the CJSC Polyus affiliated company being made up of the leading specialists in Russia's market, with impressive experience of implementation of successful projects in the gold mining field;***
- ***the use of the state-of-the-art technologies, both domestic and foreign, in mining, mineral dressing, modular design and construction;***
- ***adherence to the intrinsic own methods of assessment of the competitive value of deposits of minerals, gold included.***

V. Detailed Data on Persons Making Up Issuer's Management Bodies, Issuer's Bodies Overseeing Its Financial and Economic Performance; and Brief Data on Issuer's Employees

5.1. Data on Structure and Competence of Issuer's Management Bodies

In accordance with the Issuer's Charter, the Issuer's management bodies are:

- *General Meeting of Shareholders;*
- *Board of Directors;*
- *General Director.*

The competence of the Issuer's General Meeting of Shareholders as per its Charter:

Item 5.19 of Charter: The Meeting's competence will embrace the following issues:

5.19.1. ***introducing amendments in and additions to the Company's Charter, or approval of the Company's Charter in a new version;***

5.19.2. ***restructuring of the Company;***

5.19.3. ***liquidation of the Company, appointment of Liquidation Committee, and approval of intermediate and final liquidation balance sheets;***

5.19.4. ***defining the quantitative composition of the Company's Board of Directors, electing it members, and early termination of their authority;***

5.19.5. ***defining the quantity, nominal value, category (type) of declared shares, and of rights afforded by these shares;***

5.19.6. ***increasing the Company's Equity by increasing the nominal value of the shares, and also by placement of additional shares in cases provided for by the Federal Law;***

5.19.7. ***reducing the Company's Equity by reducing the nominal value of the shares, by buying out by the Company of some of the shares to decrease their total quantity, and also by retirement of the shares either acquired or bought out by the Company;***

5.19.8. ***electing members of the Audit Committee and early termination of their authority;***

5.19.9. ***approval of the Company's Auditor;***

5.19.10. ***approving annual reports, annual accounting reporting including the Company's profit and loss reports (profit and loss statements), and also profit distribution including payment / announcement of dividends, and of Company's losses by results of a fiscal year;***

5.19.11. ***defining the procedure of holding the Meeting;***

5.19.12. ***electing members of the Count Committee and early termination of their authority;***

5.19.13. ***splitting and consolidation of the shares;***

5.19.14. ***making decisions on approval of transactions in cases provided for by Article 83 of the Federal Law;***

5.19.15. ***making decisions on approval of large transactions in cases provided for by Article 79 of the Federal Law;***

5.19.16. ***purchasing by the Company of placed shares in cases stipulated by the Federal Law;***

5.19.17. ***passing decisions on participation in holding companies, financial/industrial groups; associations, or other joint commercial entities;***

5.19.18. ***approving internal documents regulating the actions of the Company's bodies;***

5.19.19. ***deciding on other issues stipulated by the Federal Law.***

The competence of the Issuer's Board of Directors as per its Charter extends to:

Item 6.3 of Charter: The Board of Directors' competence will embrace the following issues:

6.3.3.1. *determining the priority lines in the Company's activities, of the Company's development concept and strategy, and also the way of their implementation; approving the Company's plans and budgets, and also approving alteration of the Company's plans and budgets;*

6.3.3.2. *approving the Company's annual consolidated / summary financial reports;*

6.3.3.3. *convening the annual and extraordinary Meetings, except in cases stipulated by the Federal Law;*

6.3.3.4. *approving the Meeting's agenda;*

6.3.3.5. *determining the date of composing the list of persons entitled to take part in the Meeting, and other matters falling under the competence of the Board of Directors in accordance with the Federal Law and related to preparing for and holding the Meeting;*

6.3.3.6. *bringing for decision by the Meeting the issues provided for by Items 5.19.2., 5.19.6., 5.19.13. - 5.19.18. of the Charter;*

6.3.3.7. *placement by the Company of bonds and other issued securities, including bonds convertible into shares, options and other issued securities in cases provided for by the Federal Law;*

6.3.3.8. *determining the price / monetary worth of the property, the price of placement and buying out of issued securities in cases provided for by the Federal Law;*

6.3.3.9. *purchasing the shares, bonds and other securities placed by the Company in cases provided for by the Federal Law;*

6.3.3.10. *forming the Company's sole executive body – the General Director and early termination of his authority; determining the size of his remuneration and compensation payable to him, approving and amending the terms of the Contract signed with him; and revoking this Contract;*

6.3.3.11. *coming up with recommendations on the size of remuneration and compensation payable to members of the Audit Committee, and determining the size of payment for services of the Company's Auditor;*

6.3.3.12. *coming up with recommendations on the size of the dividend payable on the shares and its payment procedure;*

6.3.3.13. *using the Company's Reserve and other Funds;*

6.3.3.14. *approving the Company's internal documents except internal documents of which approval is referred by the Federal Law to the competence of the Meeting, and also other Company's internal documents of which approval is referred by this Charter to the competence of the Company's executive body;*

6.3.3.15. *making decisions on execution of transactions related to the shares of participation or shares owned by the Company, which either will or could lead to either alienation or encumbrance of these shares of participation or shares, and also making other decisions that could lead to variation of the size of Company's participation in other entities (decisions on not using the preemptive right of purchase of the shares, on participation in subscription for shares, etc.);*

6.3.3.16. *launching / liquidation of branch offices, and opening / closing representations of the Company;*

6.3.3.17. *approving large transactions in cases provided for by the Federal Law;*

6.3.3.18. *approving transaction whose execution is of interest, in cases provided for by the Federal Law;*

6.3.3.19. *approving the Company's Registrar and the terms of a contract concluded with him, and also termination of the contract concluded with him;*

6.3.3.20. *increasing the Company's Equity by placement by the Company of additional shares within the quantities and categories of shares declared by the Company;*

6.3.3.21. *approving a decision on issuing the Company's securities, the report on the outcome of the issue of securities and of the securities issuance prospectus, in accordance with the applicable Federal laws and other legal acts;*

6.3.3.22. *deciding on the issue of convening the General Meeting of Shareholders of an affiliated company and approving its agenda, when the Charter of the affiliated company does not refer this issue to the competence of another person or body of this company;*

6.3.3.23. *introducing amendments in and additions to the Company's Charter in cases provided for by the Federal Law;*

6.3.3.24. *monitoring adherence to the budgets approved by the Board of Directors;*

6.3.3.25. *approving Statutes of the Company's branch offices and representations;*

6.3.3.26. *approving the Company's dividend policy;*

6.3.3.27. *approving the system and procedures of internal control and managerial information system;*

6.3.3.28. *making decisions of on appointing to post / discharging from post the head of the Company's control and auditing service, determining the size of his remuneration;*

6.3.3.29. *approving requirements to candidates for and procedure of appointment to posts of employees of the Company's control and auditing service;*

6.3.3.30. *approving Statute of the Company's Control and Auditing Service;*

6.3.3.31. *determining requirements to a candidate for the post of the Company's Director General;*

6.3.3.32. *making decisions on appointing to post / discharging from post the Company's Secretary, defining the terms of a Contract with him, including the size of remuneration of the Company's Secretary;*

6.3.3.33. *approving Statute of Company's Secretary;*

6.3.3.34. *adopting decisions on execution by the Company of a transaction to an amount of five (5) or more percent of the balance sheet worth of the Company's assets as determined from the data of its accounting reporting on the last reporting date;*

6.3.3.35. *determining the main risks associated with the Company's activities, and undertaking measures and procedures of mitigating such risks;*

6.3.3.36. *approving the policy of relations with the public and investors;*

6.3.3.37. *overseeing the management of the Company and financial and business performance, evaluating actions pf the Company's Director General, monitoring execution of decisions by the Board of Directors;*

6.3.3.38. *adopting a decision on inviting independent observers for overseeing adherence to the procedure of counting of votes at the Meeting;*

6.3.3.39. *launching Committees under the Board of Directors composed of members of the Board of Directors;*

6.3.3.40. *electing and relieving from post the Deputy / Deputies of Chairman of the Board of Directors;*

6.3.3.41. ***adopting a decision on appointing to post / relieving from post the Secretary of the Board of Directors;***

6.3.3.42. ***making decisions on the procedure of the Company's voting at general meetings of shareholders / participants of business entities whose shares in the Equity are owned by the Company on the issues of increasing their Equity, or restructuring or liquidation of these companies;***

6.3.3.43. ***other issues stipulated by the Federal Law and this Charter."***

The competence of the Issuer's sole executive body, as per its Charter:

Item 7.4 of Charter: "The General Director will act without a power of attorney on behalf of the y, including: representing its interests, entering transactions on behalf of the Company, approving its staff, issuing Orders and giving instructions mandatory for execution by all employees of the Company, approving the Company' internal documents regulating the production, technology, financial, accounting, business, personnel, social and everyday matters, and also matters of labor, safety and paperwork, and making decisions on other issues of everyday activities of the Company on which decision-making is not referred by the Chapter to the sole competence of the Meeting or of the Board of Directors."

A Code of Corporate Behavior / Management of the Issuer or any other similar document have not been approved; however, its individual provisions have been included into the Issuer's Charter.

In the reporting period the Issuer did not introduce amendments into the Charter or into other internal documents regulating the activities of the Issuer's executive bodies.

Address of the Internet web page containing for free access a complete text of the effective version of the Issuer's Charter and of internal documents regulating the activities of the Issuer's executive bodies: **http://www.polyusgold.com/pages/page_0.aspx?id_page=646**

5.2. Information on Persons Included Into Composition of Issuer's Executive Bodies

Board of Directors

(1) Last Name/First Name/Patronymic: ***Prokhorov Mikhail Dmitrievich***

Year of Birth ***1965***

Education: ***higher, Moscow State Financial Institute***

Positions held by this Person over the past 5 years:

Period: ***1998 – 2001***

Organization: ***Closed Joint-Stock Company Holding Company INTERROS***

Position: ***Member of Board of Directors***

Period: ***2000 – 2001***

Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Position: ***President***

Period: ***2000 – 2002***

Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Position: ***Member of Board of Directors***

Period: *2000 – 2002*

Organization: ***Joint-Stock Commercial Bank International Financial Company (closed joint-stock company)***

Position: ***Member of Board of Directors***

Period: ***2001 – present time***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***

Position: ***General Director – Chairman of the Board***

Period: ***2003 – present time***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***

Position: ***Member of Board of Director***s

Period: ***2005 – present time***

Organization: ***Moscow Football Club Limited Liability Company***

Position: ***Chairman of the Board of Directors***

Period: ***2006 – present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Chairman of the Board of Directors***

Period: ***2006 – present time***

Organization: ***Sport Projects Management Company – Limited Liability Company***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none owned***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none owned***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(2) Last Name/First Name/Patronymic: ***Ivanov Evgueni Ivanovich***
Year of Birth ***1966***
Education: higher, ***Moscow Financial Institute***
Positions held by this Person over the past 5 years:

Period: ***2000 - 2003***
Organization name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Chairman of the Board***

Period: ***2003 - 2004***
Organization name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***
Position: ***Member of Board of Directors***

Period: ***2004 - present time***
Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***
Position: ***President, Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Lena Gold-Mining Joint Stock Company Lenzoloto***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint-Stock Company Aldanzoloto Ore-Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint Stock Company Yakut Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***
Organization name: ***Open Joint Stock Company South-Verkhoyansk Mining Company***
Position: ***Member of Board of Directors***

Period: ***2005 - present time***

Organization name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Position: ***Member of Board of Directors***

Period: ***2005 - present time***

Organization name: ***ROSBANK (Switzerland) S.A.***

Position: ***Member of Board of Directors***

Period: ***2006 - present time***

Organization: ***Closed joint-stock company Gold-Mining Company Lenzoloto***

Position: ***Member of Board of Directors***

Period: ***2006 - present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors, General Director***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(3) Last Name/First Name/Patronymic: ***Rudakov Valery Vladimirovich***

Year of Birth ***1942***

Education: ***higher, Moscow Mining Institute***

Positions held by this Person over the past 5 years:

Period: ***1999 – 2002***

Organization name: ***Gokhran of Russia***

Position: ***Head of Gokhran of Russia, Deputy Minister of Finance of the Russian Federation***

Period: ***2002 – present time***

Organization name: ***Chamber of Commerce and Trade of the Russian Federation (TPP RF)***

Position: ***Chairman of Committee for support of entrepreneurship in domain of extraction, production. processing of and trade in noble metals and precious stones and articles made of them***

Period: ***2005 – present time***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Member of Board of Directors***

Period: ***2005 – present time***

Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***

Position: ***Member of Board of Directors***

Period: ***2005 – 2006***

Organization name: ***Lena Gold-Mining Joint Stock Company Lenzoloto***

Position: ***Member of Board of Directors***

Period: ***2005 – present time***

Organization name: ***Open Joint-Stock Company Shchelkovski Zavod VDM***

Position: ***Member of Board of Directors***

Period: ***2006 - present time***

Organization: ***Closed joint-stock company Gold-Mining Company Lenzoloto***

Position: ***Member of Board of Directors***

Period: ***2006 – present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(4) Last Name/First Name/Patronymic: ***Braiko Valery Nikolaevich***

Year of Birth ***1939***

Education: ***higher, graduated from:***

1961 – Tula Mining Institute;

1984 - Academy of National Economy under Council of Ministers of the USSR

Positions held by this Person over the past 5 years:

Period: ***1995 – present time***

Organization name: ***Union of Gold Miners Non-Commercial Organization***

Position: ***Chairman***

Period: ***2005 – present time***

Organization name: ***Open Joint-Stock Company Omolon Gold Mining Company***

Position: ***Chairman of the Board of Directors***

Period: ***2005 – 2006***

Organization name: ***Open Joint-Stock Company Rudnik imeni Matrosova***

Position: ***Member of Board of Directors***

Period: ***2006 – present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(5) Last Name/First Name/Patronymic: ***Morozov Denis Stanislavovich***

Year of Birth ***1973***

Education: ***higher, graduated from:***

1993 – School of Economics of Lomonosov Moscow State University

1996 – School of Law of Lomonosov Moscow State University

1999 - Swiss Banking School, majoring in Commercial Banking

1999 - postgraduate studies at MGIMO (University) under Ministry of Foreign Affairs, majoring in International Economic Relations; Candidate of Economic Science

Positions held by this Person over the past 5 years:

Period: ***1999 – 2001***

Organization: ***OJSC RAO NORILSK NIKEL***

Position: ***Head of Office for Work with Corporate Capital, Shareholders and Investors***

Period: ***2001 – 2003***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***

Position: ***Head of Legal Office***

Period: ***2001 – 2003***

Organization: ***OJSC RAO NORILSK NIKEL***

Position: ***Head of Legal Office (pluralistically)***

Period: ***2002 – present time***

Organization: ***OJSC RAO NORILSK NIKEL***

Position: ***Member of the Management Board***

Period: ***2002 – 2003***

Organization: ***OJSC RAO NORILSK NIKEL***

Position: ***Member of Board of Directors***

Period: ***2002 – 2005***

Organization: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Member of Board of Directors***

Period: ***2002 – 2003***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***

Position: ***Head of Apparatus of Board of Directors (part-time)***

Period: ***2003 – present time***

Organization: ***OJSC RAO NORILSK NIKEL***

Position: ***General Director's Deputy (part-time)***

Period: ***2003 – 2005***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***

Position: ***General Director's Deputy***

Period: ***2005 – present time***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***

Position: ***General Director's Deputy – Member of the Board***

Period: ***2006 – present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***0.000004%***

Quantity of the Issuer's ordinary shares owned by this Person: ***0.00004%***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(6) Last Name/First Name/Patronymic: ***Klishas Andrey Aleksandrovich***

Year of Birth ***1972***

Education: ***higher, Russia's University of Friendship of Peoples***

Positions held by this Person over the past 5 years:

Period: ***1998 - 2001***

Organization: ***Open Joint-Stock Company Sidanco***

Position: ***Member of Board of Directors***

Period: ***1998 – present time***

Organization: ***OJSC RAO NORILSK NIKEL***

Position: ***Member of Board of Directors***

Period: ***1998 – present time***

Organization: ***Closed Joint-Stock Company Holding Company INTERROS***

Position: ***Director for Legal Matters; General Director's Deputy; General Director, Chairman of the Board***

Period: ***1999 – present time***

Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Position: ***Member of Board of Directors***

Period: ***2001 – 2002***

Organization: ***Roskhlebprodukt Federal Contract Corporation Open Joint-Stock Company***

Position: ***Member of Board of Directors***

Period: ***2001 – present time***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NIKEL***

Position: ***Member of Board of Directors***

Period: ***2002 – 2005***

Organization: ***Open Joint Stock Company Power Machines – ZTL, LMZ, Electrosila, Energomachexport***

Position: ***Member of Board of Directors***

Period: ***2002 – present time***

Organization: ***Joint Stock Company Agro-industrial complex Agros***

Position: ***Member of Board of Directors***

Period: ***2003 – 2006***

Organization: ***Limited Liability Company Fincom–Investments & Management***

Position: ***Member of Supervisory Board***

Period: ***2004 – present time***

Organization: ***Closed Joint-Stock Company Holding Company INTERROS***

Position: ***Member of Board of Directors***

Period: ***2006 – present time***

Organization: ***Roza Khutor Mountain Ski Resort Development Limited Liability Company***

Position: ***Member of Board of Directors***

Period: ***2006 – present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(7) Last Name/First Name/Patronymic: ***Salnikova Ekaterina Mikhailovna***

Year of Birth ***1957***

Education: ***higher, graduated from:***

Sergo Ordzhonikidze Moscow Management Institute;

Russia's Academy of Government Service

Positions held by this Person over the past 5 years:

Period: ***1998 – 2001***

Organization: ***Open Joint-Stock Company Sidanco***

Position: ***Member of Board of Directors***

Period: ***1998 – 2003***

Organization: ***Limited Liability Company Fincom – Investments & Management***

Position: ***Member of Supervisory Board***

Period: ***1998 – present time***

Organization: ***Closed Joint-Stock Company Universalinvest***

Position: ***General Director.***

Period: ***1998 – present time***

Organization: ***Closed Joint-Stock Company Holding Company INTERROS***

Position: ***Director for Corporate Management***

Period: ***1999 – 2000, 2004 – 2006***

Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Position: ***Member of Board of Directors***

Period: ***1999 – 2001***

Organization: ***OJSC RAO NORILSK NICKEL***

Position: ***Member of Board of Directors***

Period: ***2000 – 2004***

Organization: ***Prof-Media Publishing House Closed Joint-Stock Company***

Position: ***Member of Board of Directors***

Period: ***2000 – 2005, 2006 – present time***

Organization: ***Open Joint Stock Company Power Machines – ZTL, LMZ, Electrosila, Energomachexport***

Position: ***Member of Board of Directors***

Period: ***2001 – 2003***

Organization: ***Closed Joint-Stock Company Holding Company INTERROS***

Position: ***Member of the Management Board***

Period: ***2001 – 2003***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NICKEL***

Position: ***Member of Board of Directors***

Period: ***2003 – present time***

Organization: ***Joint Stock Company Open Investments***

Position: ***Member of Board of Directors***

Period: ***1999 – 2000, 2004 – 2006***

Organization: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Position: ***Member of Board of Directors***

Period: ***2004 – 2005***

Organization: ***Joint Stock Company Agro-industrial complex Agros***

Position: ***Member of Board of Directors***

Period: ***2004 – present time***

Organization: ***Open Joint Stock Company Mining and Metallurgical Company NORILSK NICKEL***

Position: ***Member of Board of Directors***

Period: ***2006 – present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of her rights arising from the Issuer's options owned by her: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of her rights arising from the Issuer's affiliated and dependent companies' options owned by her: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(8) Name: ***Rodney Bristol Berens***

Year of Birth ***1945***

Education: ***higher, graduated from:***

University of Pennsylvania, Bachelor of Arts;

Wharton School of the University of Pennsylvania, MBA in Finance.

Positions held by this Person over the past 5 years:

Period: ***2000 – present time***

Organization: ***Berens Capital Management, LLC, New York***

Position: ***Founding Partner***

Period: ***1992 – present time***

Organization: ***The Woods Hole Oceanographic Institute***

Position: ***Trustee and Member of Investment Committee***

Period: ***1994 – present time***

Organization: ***Pierpont Morgan Library***

Position: ***Trustee and Member of Investment Committee***

Period: ***2001 – 2006***

Organization: ***Anchor Inc. Company***

Position: ***Trustee***

Period: ***2001 – 2006***

Organization: ***Keystone Property Trust***

Position: ***Member of Board of Directors***

Period: ***2006 – present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(9) Name: ***Lord Gillford Patrick James***

Year of Birth ***1960***

Education: ***higher, graduated from Eton College, Great Britain***

Positions held by this Person over the past 5 years:

Period: ***1993 – present time***

Organization: ***The Policy Partnership Limited***

Position: ***CEO, Founding Partner***

Period: ***1997 – present time***

Organization: ***Benevolent Society of St Patrick (Charity)***

Position: ***Member of Board of Directors***

Period: ***2000 – 2002***

Organization: ***Clanwilliam Consultants Limited***

Position: ***Director***

Period: ***2000 – 2003***

Organization: ***Ballot Box Limited***

Position: ***Director***

Period: ***2000 – 2004***

Organization: ***Cleveland Bridge UK Ltd***

Position: ***Chairman of Board of Directors without executive power***

Period: ***2005 – present time***

Organization: ***Ukrainian British City Club***

Position: ***Patron***

Period: ***2006 – present time***

Organization: ***Open Joint Stock Company Polyus Gold***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Quantity of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

Issuer's Sole Executive Body:

Sole Executive Body (Director General) ***Ivanov Evgueni Ivanovich***

Information presented above.

Collegiate executive body

Not stipulated by the Issuer's Charter.

5.3. Data on Size of Remuneration, Privileges and/or Expense Reimbursement of Each Executive Body

Remuneration including wages, bonuses, commission due, privileges and/or expense reimbursement, or else any other material provisions as such were not paid by the Issuer to Members of the Board of Directors over the reporting period.

There were no existing agreements as to any remuneration due to Members of the Board of Directors on the date of compiling of this Report.

5.4. Data on Structure and Competence of Bodies Overseeing Issuer's Financial and Business Performance

The body overseeing the Issuer's financial and business performance is the Audit Commission as per Article 8 of the Issuer's Charter.

Its structure, procedures and competence are defined in Section 8 of the Issuer's Charter:

"The Meeting elects the Audit Commission of five (5) persons. Its procedures are defined by the Statute of Audit Commission which is to be approved by the Meeting.

Members of the Audit Commission may not serve at the same time as Members performance the Board of Directors or occupy other posts in the Company's executive bodies.

The checks will be conducted by the Audit Commission by the outcome of the Company's activities over a year, and also at any time on initiative of the Audit Commission, by a decision of the Meeting or of the Board of Directors, and also on request of shareholders jointly owning at least ten (10) percent of the Company's voting shares.

On demand by the Audit Commission, persons holding posts in the Company's executive bodies are obliged to furnish documents on the Company's financial and business performance."

The Issuer has further established a Committee for Audit under the Board of Directors, and the Control and Auditing Service.

The Issuer's Committee for Audit under the Board of Directors assesses the work of the Auditor and the efficiency of performance of the Issuer's internal control system.

The body responsible for internal control over the Issuer's financial and business performance is the Control and Auditing Service whose functions embrace direct evaluation of the adequacy, sufficiency and efficiency of the internal control system, and also the overseeing the adherence to the Issuer's internal control procedures.

To attain these objectives, the Control and Auditing Service will perform the following actions of overseeing the adherence to the procedures of internal control:

- *arranging for and conducting checks and office investigations of the main lines of financial and business activities of the Issuer, also by involving employees of the Issuer's other structural divisions;*
- *analyzing and summarizing the results of checks and office investigations (including those conducted by the Issuer's other structural divisions) of the main lines of financial and business activities of the Issuer;*
- *coordinating the efforts of the Company's structural divisions in undertaking internal control steps;*
- *keeping records of violations identified by internal control, and furnishing information on such violations to the Committee for Audit under the Company's Board of Directors and to the Company's executive bodies;*
- *monitoring the elimination of violations identified by the checks and office investigations;*
- *analyzing the results of the Issuer's auditing and monitoring the working out and execution of action plans of elimination of violations identified in the course of auditing;*
- *coming up with proposals on enhancing the procedures of internal control;*
- *drafting documents regulating the activities of the Control and Auditing Service.*

The Control and Auditing Service annually shall submit a report on the results of its work over the year to the Committee for Audit under the Board of Directors, and to the Issuer's sole executive body.

In overseeing the adherence to the internal control procedures, the Control and Auditing Service cooperates with the Issuer's managerial bodies and structural divisions, obtaining from them in the established procedure the explanations, information and documentation the Service requires for performing its functions.

The structure, activities and competence of the Control and Auditing Service are defined in the Statute of Internal Control over Financial and Business Performance of OJSC Polyus Gold as approved by Decision of the Issuer's Board of Directors (Minutes #1-pr/CD of 30/03/2006).

The Issuer's Control and Auditing Service is headed by Ageenkov Aleksandr Vladimirovich, Head of Control and Auditing Service.

The Statute of Insider Information of OJSC Polyus Gold is an internal document setting up the rules of preventing improper use of the office (insider) information, approved by Decision of the Issuer's Board of Directors (Minutes #1-pr/CD of 30/03/2006). The address of the Internet web page where the complete text of its effective version is freely accessible is http://www.polyusgold.com/pages/page_0.aspx?id_page=646.

5.5. Information on Persons in Composition of Bodies Overseeing Issuer's Financial and Business Performance

(A) Audit Committee

(1) Last Name/First Name/Patronymic: ***Avseeva Lidiya Eduardovna***

Year of Birth ***1975***

Education: ***higher, Moscow State University of Nature Management***

Positions held by this Person over the past 5 years:

Period: ***1998 – 2003***

Organization name: ***CJSC KPMG***

Position: ***Assistant Auditor; Senior Auditor***

Period: ***2003 – 2003***

Organization name: ***Moscow Office of Accountancy Tuition Centre International, UK***

Position: ***Financial Consultant***

Period: ***2003 – 2005***

Organization name: ***OJSC NovaTEC***

Position: ***Senior Specialist for IFRS***

Period: ***2005 – present time***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Head, Department of Consolidated Reporting by IFRS***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(2) Last Name/First Name/Patronymic: ***Donkin Ilya Igorevich***

Year of Birth ***1975***

Education: ***higher, Volgograd State Technical University***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2002***

Organization name: ***OJSC LUKOIL-Iter-Card***

Position: ***Head, Planning and Analysis Department***

Period: ***2002 – 2003***

Organization name: ***OJSC Kuzbassugol Coal Company***

Position: ***Head, Planning and Budget Department***

Period: *2003 – 2004*

Organization name: ***LLC EurAs Holding***

Position: ***Deputy Head, Office of Economics of Raw Material Facilities***

Period: ***2004 – present time***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Head, Planning and Budget Control Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(3) Last Name/First Name/Patronymic: ***Mayorov Dmitri Aleksandrovich***

Year of Birth ***1978***

Education: ***Higher, Krasnoyarsk State Trade and Economics Institute***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2004***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Accountant***

Period: ***2004 – 2004***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Leading Specialist, Bookkeeping & Accounting Department***

Period: ***2004 – present time***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Leading Specialist, Planning and Budget Control Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(4) Last Name/First Name/Patronymic: ***Spirin Sergei Vladimirovich***

Year of Birth ***1975***

Education: ***higher, Moscow M.V. Lomonosov State University***

Positions held by this Person over the past 5 years:

Period: ***2000 – 2002***

Organization name: ***LLC HSBC Bank (RR)***

Position: ***Deputy Head, Internal Control Office***

Period: ***2002 – 2003***

Organization name: ***CJSC Uniland-Holding***

Position: ***Deputy Financial Director***

Period: ***2003 – 2003***

Organization name: ***CJSC KPMG***

Position: ***Auditor***

Period: ***2003 – 2004***

Organization name: ***LLC Severstalmash Group of Companies***

Position: ***Deputy Financial Director***

Period: ***2004 – present time***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Director for Finance Matters***

Period: ***2005 – 2006***

Organization name: ***Open Joint-Stock Company South – Verkhoyansk Mining Company***

Position: ***Member of Board of Directors***

Period: ***2005 – 2006***

Organization name: ***Joint Stock Company Sukhoi Log Hard Rock Mining Company***

Position: ***Member of Board of Directors***

Period: ***2005 – 2006***

Organization name: ***Closed Joint-Stock Company Vitimenergo***

Position: ***Member of Board of Directors***

Period: ***2005 – present time***

Organization name: ***Closed Joint-Stock Company Lensib***

Position: ***Member of Board of Directors***

Period: ***2005 – present time***

Organization name: ***Closed Joint-Stock Company Sevzoto***

Position: ***Member of Board of Directors***

Period: ***2005 – present time***

Organization name: ***Closed Joint-Stock Company Charazoto***

Position: ***Member of Board of Directors***

Period: ***2005 – present time***

Organization name: ***Closed Joint-Stock Company Svetlyi***

Position: ***Member of Board of Directors***

Period: ***2005 – present time***

Organization name: ***Closed Joint-Stock Company Marakan***

Position: ***Member of Board of Directors***

Period: ***2005 – present time***

Organization name: ***Closed Joint-Stock Company Dalnyaya Taiga***

Position: ***Member of Board of Directors***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(5) Last Name/First Name/Patronymic: ***Zatsepin Mikhail Yurievich***

Year of Birth ***1975***

Education: ***higher, Moscow M.V. Lomonosov State University***

Positions held by this Person over the past 5 years:

Period: ***2001 – 2004***

Organization name: ***LLC Center of Information & Managerial Technologies***

Position: ***Consultant; Head, Investment Consulting Department; Deputy Director General***

Period: ***2004 – 2004***

Organization name: ***LLC Unicon***

Position: ***Deputy Director General***

Period: ***2004 – present time***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Deputy Head, Project Assessment and Modeling Department***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

(B) Committee for Audit under Board of Directors

(1) Last Name/First Name: ***Rodney B. Berens***

Information presented above

(2) Last Name/First Name/Patronymic: ***Morozov Denis Stanislavovich***

Information presented above

(3) Last Name/First Name/Patronymic: ***Salnikova Ekaterina Mikhailovna***

Information presented above

(B) Internal Control Service

(1) Last Name/First Name/Patronymic: ***Ageenkov Alexander Vladimirovich***

Year of Birth ***1975***

Education: ***higher, graduated from:***

M.V. Lomonosov Moscow State University, School of Law, majoring in "legal science";

All-Russia Correspondence Finance & Economics Institute, majoring in "finances and credit"

Positions held by this Person over the past 5 years:

Period: ***1999 – 2001***

Organization name: ***Federal Service, Tax Police of the Russian Federation***

Position: ***First Deputy Director***

Period: ***2003 – 2004***

Organization name: ***Government performance Chukotka Autonomous Okrug***

Position: ***Head, Control Audit Office***

Period: ***2004 – present time***

Organization name: ***Closed joint-stock company Gold-Mining Company Polyus***

Position: ***Vice President for Internal Control***

Data on this Person's participation in the Issuer's Equity: ***no share in the Equity owned***

Share of the Issuer's ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's options owned by him: ***none***

The Person's share of participation in Equity of Issuer's affiliated and dependent companies: ***no share owned***

Quantity of the Issuer's affiliated and dependent companies' ordinary shares owned by this Person: ***no shares owned***

Quantity of the Issuer's affiliated and dependent companies' shares of each category / type which could be acquired by this Person by way of execution of his rights arising from the Issuer's affiliated and dependent companies' options owned by him: ***none***

Data on nature of any family relationship with other persons in the Issuer's executive bodies and/or bodies of supervision of the Issuer's financial and business activities: ***none***

5.6. Data on Size of Remuneration, Privileges and/or Expense Reimbursement of Body of Control over Issuer's Financial and Business Performance

Remuneration including wages, bonuses, commission due, privileges and/or expense reimbursement, or else any other material provisions as such were not paid by the Issuer to members of the Audit Committee, Members of the Committee for Audit under the Board of Directors and to members of the Control and Auditing Service over the reporting period.

The size of remuneration to be paid to members of the Audit Committee will be defined by a decision of the General Meeting of Shareholders.

5.7. Data on Numbers and Generalized Data on Education and Composition of Issuer's Employees, and on Variation of Number of Issuer's Employees

Average staffing number of the Issuer's employees including employees in its branch offices and presentations, and also amounts of allocations for wages and social security

Average staffing number of employees, persons: ***3.5***

Share of Issuer's employees with higher vocational education, %: ***100***

Monetary amount allocated for wages, RUR: ***555,029***

Monetary amount allocated for social security, RUR: ***148,691***

Total amount of money spent, RUR: ***703,720***

Characteristics of substantial variation of the number of employees: ***Two new employees were employed during the reporting period.***

Employees having substantial effect upon the Issuer's financial and business activities (key employees): ***none***

5.8. Data on Issuer's Any Obligations Before Employees Related to Their Ability to Participate in Issuer's Charter / Reserve Capital / Share Fund

The Issuer has neither agreements nor obligations related to its employees' ability to participate in the Issuer's Equity. No options have been afforded to the employees.

VI. Data on Issuer's Participants / Shareholders, and on Transactions of Interest Executed by Issuer

6.1. Data on Total Number of Issuer's Shareholders / Participants

Total number of entries in the Issuer's Register of Shareholders on the ending date of the reporting Quarter: ***60,162***

Total number of nominal shareholders: ***15***

6.2. Data on Issuer's Participants (Shareholders) Owning at Least 5 Percent of Its Equity or at Least 5 Percent of Its Ordinary Shares, and Also Data on Issuer's Participants (Shareholders) Owning at Least 20 Percent of Its Equity

1. Full trade name: ***DIMOSENCO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Kato Pervolla, 33 Lythrodontas, Nicosia, Cyprus.***

Share in Issuer's Equity: ***12.65 %***

Share of Issuer's ordinary shares owned: ***12.65 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

2. Full trade name: ***PHARANCO HOLDINGS CO. LIMITED.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Dionysou, 3A Strovolos, P.C. 2060, Nicosia, Cyprus.***

Share in Issuer's Equity: ***12.65 %***

Share of Issuer's ordinary shares owned: ***12.65 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

3. Full trade name: ***Closed Joint-Stock Company Holding Company Invest***

Abbreviated trade name: ***CJSC HC Invest***

TIN: ***7703573946.***

Location: ***Russian Federation, Moscow, ul. Malaya Bronnaya 13, Building. 1***

Share in Issuer's Equity: ***6.37 %***

Share of Issuer's ordinary shares owned: ***6.37 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

Data on nominal shareholders on whose name Issuer's shares amounting to at least 5 percent of the Equity or at least 5 percent of the ordinary shares are in the Issuer's Shareholders Register.

1. Full trade name: ***Joint Stock Commercial Bank ROSBANK (open joint-stock company)***

Abbreviated trade name: ***ROSBANK (OJSC JSCB)***

Location: ***Russian Federation, Moscow, ul. Mashi Poryvayevoi 11.***

Contact telephone: ***(495) 956-9238, 440-7936, 440-7906***; Fax: ***(495) 725-7698, 440-7914.***

E-mail address: **mailbox@rosbank.ru**

No., date of issue and term of effect of License of professional participant of the securities market; name of authority having issued the License: ***177-05729-000100 of 13/11/2001, for unlimited term, FCSM (Federal Commission of Securities Market) of Russia.***

Number of Issuer's ordinary shares entered in the Issuer's Shareholders Register to the name of this nominal holder: ***24,099,216.***

2. Full trade name: ***ING BANK (EURASIA) ZAO (Closed Joint-Stock Company)***

Abbreviated trade name: ***ING BANK (EURASIA) ZAO***

Location: ***Russian Federation, Moscow, ul. Krasnoproletarskaya 36.***

Contact telephone: ***(495) 755-5400***; Fax: ***(495) 755-5499.***

E-mail address: ***N/A***

No., date of issue and term of effect of License of professional participant of the securities market; name of authority having issued the License: ***177-03728-000100 of 07/12/2000, for unlimited term, FCSM (Federal Commission of Securities Market) of Russia.***

Number of Issuer's ordinary shares entered in the Issuer's Shareholders Register to the name of this nominal holder: ***82,699,447.***

6.3. Data on Share of Participation of Government / State or Municipal Formation in Issuer's Charter (Reserve Capital) Capital; on Existence of Special Right ("Golden Share")

There is no such share; and this right is not stipulated.

6.4. Data on Restrictions of Participation in Issuer's Equity

There are no restrictions as to the number of shares owned by a single shareholder and/or their total nominal value, and/or the maximum number of votes afforded to a single shareholder.

Neither the laws of the Russian Federation nor other regulatory legal acts of the Russian Federation apply restrictions to the share of participation of foreign entities in the Issuer's Equity.

There are no other restrictions or limitations.

6.5. Data on Variation of Composition and Size of Participation of Issuer's Participants (Shareholders) Owning at Least 5 Percent of Its Equity or at Least 5 Percent of Its Ordinary Shares

The date of compilation of the list of persons/entities entitled to take part in the General Meeting of Shareholders of OJSC Polyus Gold, held in compliance with Article 19 of Federal Law of 26/12/1995, No. 208-FZ "On Joint-Stock Companies" for election of the Board of Directors, General Director and Audit Committee of OJSC Polyus Gold, and also for approval of internal documents of OJSC Polyus Gold (Register closing date): ***01/01/2006.***

Shareholders of OJSC Polyus Gold owning at least 5 percent of the Equity of OJSC Polyus Gold, and also at least 5 percent of the ordinary shares of OJSC Polyus Gold:

1. Full trade name: ***DIMOSENCO HOLDINGS CO. LIMITED.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Kato Pervolla, 33 Lythrodontas, Nicosia, Cyprus.***

Share in Issuer's Equity: ***12.65 %***

Share of Issuer's ordinary shares owned: ***12.65 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

2. Full trade name: ***PHARANCO HOLDINGS CO. LIMITED***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***Dionysou, 3A Strovolos, P.C. 2060, Nicosia, Cyprus.***

Share in Issuer's Equity: ***12.65 %***

Share of Issuer's ordinary shares owned: ***12.65 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

3. Full trade name: ***Closed Joint-Stock Company Holding Company Invest***

Abbreviated trade name: ***CJSC HC Invest***

TIN: ***7703573946.***

Location: ***Russian Federation, Moscow, ul. Malaya Bronnaya 13, Building 1.***

Share in Issuer's Equity: ***7.4 %***

Share of Issuer's ordinary shares owned: ***7.4 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

4. Full trade name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES.***

Abbreviated trade name: ***N/A***

TIN: ***N/A***

Location: ***101, Barclay Street, 22nd Floor-West, New York, N. Y. 10286, USA.***

Share in Issuer's Equity: ***40.85 %***

Share of Issuer's ordinary shares owned: ***40.85 %***

Shareholders owning at least 20 percent of the Issuer's Equity: ***N/A***

6.6. Data on Transactions of Interest Executed by Issuer

Total number of transactions of interest executed in the 2nd Quarter of 2006, approved by the Board of Directors and General Meeting of Shareholders of OJSC Polyus Gold: ***1 transaction***

Total monetary size of transactions of interest executed by the Issuer in the 1st Quarter of 2006: ***RUR 1,000,000,000***

Data on transactions of interest (a group of interrelated transactions) to a value of 5 percent or more of the Issuer's balance sheet worth of assets, determined from the data of its accounting reporting on the last reporting date before the transaction, executed by the Issuer over the last reporting Quarter:

No transactions of interest to a value of 5 percent or more of the Issuer's balance sheet worth of assets were executed in the reporting period.

6.7. Data on Accounts Receivable

Type of Account Receivable	***Payment Due Term***	
	under 1 year	***over 1 year***
Indebtedness of buyers and customers, RUR	-	-
including overdue, RUR	-	X
Promissory notes receivable, RUR	-	-
including overdue, RUR	-	X

Debts of participants (shareholders) with respect to contributions to equity, RUR	-	-
including overdue, RUR	-	X
Advances issued, RUR	666,732	-
including overdue, RUR	-	X
Other debtors, RUR	46,889,041	-
including overdue, RUR	-	X
Total, RUR	47 555 773	-
Including total overdue, RUR	-	X

Debtors owing at least 10 percent of the total accounts receivable :

(a) Full trade name: ***Bank for Foreign Trade (open joint-stock company)***

Abbreviated trade name: ***JSC Vneshtorgbank***

Sum total of accounts receivable: ***RUR 29,668,493***

Size of and terms applicable to overdue accounts receivable (interest, fine, late charge): there are no overdue payments; in the event that the Bank fails on its obligations, it will be held liable as per Article 395 of the Civil Code of RF.

(b) Full trade name: ***ROSBANK Joint-Stock Commercial Bank (open joint-stock company)***

Abbreviated trade name: ***ROSBANK (OJSC JSCB)***

Sum total of accounts receivable: ***RUR 13,308,219***

Size of and terms applicable to overdue accounts receivable (interest, fine, late charge): There are no overdue debt payments, if the Bank fails on its obligations it would pay to the Issuer a penalty in the amount of the refinancing rate of the Central Bank of RF set on the date of failure to execute/improper execution by the Bank of its obligations, on the sum total of the non-executed / improperly executed obligation as to the deposits to be made, in Russian Rubles.

VII. Issuer Accounting Reporting and Other Financial Information

7.1. Annual Accounting Reporting

It was not to be submitted in the reporting period.

7.2. Issuer's Quarterly Accounting Reporting for the Last Completed Reporting Quarter

(a) Quarterly accounting reporting of OJSC Polyus Gold for the last completed Quarter (as of June 30, 2006, for the first 6 months of 2006) compiled in accordance with the requirements of applicable legislation of the Russian Federation:

Composition of the submitted accounting reporting of OJSC Polyus Gold for the 6 months of 2006:

1. Accounting Balance Sheet (Form #1)
2. Profit & Loss Statement (Form #2)

ACCOUNTING BALANCE SHEET

on June 30, 2006

	Form #1 by OKUD	0710001

		Date (year. month, day)	2006	06	30
Organization:	*Open Joint-Stock Company Polyus Gold*	by OKPO	944488		
Taxpayer's ID No.		*INN*	7703389295		
Activities:	Mining ores and sands of noble metals (gold, silver, metals of platinum group)	by OKVED	13.20.41		
Legal organizational form / Property form	Open Joint-Stock Company / Private property	by OKPF / OKFS	47	16	
Unit of Measurement: RUR tho. / RUR mln.		by OKEI	RUR tho.	384	
Location (address)	123104, Moscow, Tverskoy boulevard 15, Building 1				
		Approval Date			
		Delivery / Acceptance Date			

ASSET	Index Code	At Onset of Reporting Year	At End of Reporting Period
1	2	3	4
I. CAPITAL ASSETS			
Intangible assets	110		
Fixed Assets	120		
Ongoing construction	130		
Interest investment into material valuables	135		
Long-term financial investment	140		58 316 814
Deferred tax assets	145		
Other capital assets	150		
TOTAL, Section I	190		58 316 814
II. CURRENT ASSETS			
Reserves	210		
including: raw materials, materials, other similar valuables			
animals in growing and fattening			
costs in work in progress			
final products and goods for resale			
goods shipped			
costs of forthcoming periods			
other reserves and costs			
Value-added tax on acquired valuables	220		
Recceivables (with payments expected in over 12 months from the reporting date)	230		
including by buyers and customers			
Receivables (with payments expected within 12 months from the reporting date), including:	240		47 556
including by buyers and customers			
Short-term financial investment	250		4 400 000

Monetary assets	260		5 632 989
Other current assets	270		
TOTAL, Section II	290		10 080 545
BALANCE	300		68 397 359
LIABILITIES	Index Code	At Onset of Reporting Year	At End of Reporting Period
1	2	3	4
III. CAPITAL AND RESERVES			
Equity	410		190 628
Own shares bought out from shareholders			
Additional capital	420		
Reserve capital	430		
including: reserves formed in accordance with legislation			
reserves formed in accordance with founding documents			
Undistributed profits / Uncovered losses	470		68 186 335
TOTAL, Section III	490		68 376 963
IV. LONG-TERM OBLIGATIONS			
Loans and credits	510		
Deferred tax obligations	515		
Other long-term obligations	520		
TOTAL, Section IV	590		
V. SHORT-TERM OBLIGATIONS			
Loans and credits	610		
Accounts Payable	620		20 396
including: to suppliers and contractors (60, 76)			426
debt to company's personnel			483
dept to off-budeget state funds			113
debt by taxes and fees			19 374
other creditors			
Debt to participants / founders by profit pys	630		
Revenues of forthcoming periods	640		
Reserves for forthcoming expenses	650		
Other short-term obligations	660		
TOTAL, Section V	690		20 396
BALANCE	700		68 397 359

Director General: Ivanov Evgueni Ivanovich

Chief Accountant: Steschenko Dmitry Anatolyevich

PROFIT AND LOSS STATEMENT

for January – June, 2006

		Form #2 by OKUD	0710002
		Date (year. month, day)	2006 / 06 / 30
Organization:	*Open Joint-Stock Company Polyus Gold*	by OKPO	944488
Taxpayer's ID No.		INN	7703389295
Activities:	Mining ores and sands of noble metals (gold, silver, metals of platinum group)	by OKVED	13.20.41
Legal organizational form / Property form	Open Joint-Stock Company / Private property	by OKPF / OKFS	47 / 16
Unit of Measurement: RUR tho. / RUR mln.		by OKEI	RUR tho. / 384

Description index	Line code	Over reporting period	Over same period of previous year
1	2	3	4
Revenues and Expenses by Normal Activities			
Revenue (net) from sale of goods, products, work, services (minus VAT, excise taxes, and other mandatory payments)			
Prime cost of sold goods, products, work, services			
Gross profit			
Commercial expenses			
Managerial expenses		(1 082)	
Profit / Loss from sales		(1 082)	
Other revenues and expenses			
Interest receivable		90 515	
Interest payable			
Revenues from participation in other entities			
Other operating revenues			
Other operating expenses		(8 960)	
Off-sale revenues			
Off-sale expenses		(1 004)	
Profit / Loss before taxes		79 469	
Deferred tax assets			
Deferred tax obligations			
Current profit tax		(19 320)	
Net profit / loss of reporting period		60 149	
FOR REFERENCE			
Permanent tax obligations / assets		247	
Basic profit / loss per share			
Overcapitalized profit / loss per share			

Director General: Ivanov Evgueni Ivanovich

Chief Accountant: Steschenko Dmitry Anatolyevich

7.3. Issuer's Summary Accounting Reporting Over Last Complete Fiscal Year

The Issuer was established on March 17, 2006, and conducted no business activities in the past year, and summary accounting reporting for the year of 2005 was not compiled.

7.4. Data on Issuer's Accounting Policy

No changes took place in the accounting policy in the reporting period.

7.5. Data on Sum Total of Exports and on Share of Exports in Total Sales

The Issuer does not export products.

7.6. Data on Worth of Issuer's Real Estate and on Substantial Changes in Composition of Issuer's Real Estate After Ending Date of Last Complete Fiscal Year

The Issuer owns no real estate.

7.7. Data on Issuer's Involvement in Court Proceedings When Such Involvement Might Affect Seriously Issuer's Financial and Business Activities

The Issuer is not involved in court proceedings.

VII. Additional Data on Issuer and Securities Placed by Him

8.1. Additional Data on Issuer

8.1.1. Data on Size and Structure of Issuer's Equity

Size of Issuer's Equity on the ending date of the last reporting Quarter:

RUR 190,627,747

Breakdown of Equity by categories of shares:

Ordinary shares:

total nominal value, RUR ***190,627,747***

share in Issuer's Equity: ***100 %***

Preferred shares:

total nominal value, Rb. ***0***

share in Issuer's Equity: ***0 %***

Some of the shares of OJSC Polyus Gold is circulated outside the Russian Federation by way of circulation in accordance with the foreign legislation on securities of foreign issuers, namely:

- category / type of shares in circulation outside the Russian Federation:

American Depositary Receipts (ADRs) of Level I on ordinary shares

- shares in circulation outside the Russian Federation in the total quantity of shares of the respective category / type: ***35%***

- name and location of foreign issuer whose securities certify the rights as to the Issuer's shares of the respective category / type:

The Bank of New York; 101, Barclay Street, 22nd Floor-West, New York, N.Y. 10286, USA

- brief description of the program / program type of issuance of securities by the foreign issuer certifying the rights as to shares of the respective category / type:

Program of sponsored ADRs of Level I.

- data on the obtaining of a permit of the Federal executive authority for the securities market for admission of the Issuer's shares of the respective category / type for circulation outside the Russian Federation (if applicable):

Order by Federal Service for Financial Markets (FSFM) of Russia of June 22, 2006, No. 06-1423/pz-i.

- name of the foreign manager of trade / managers of trade via whom are circulated securities of the foreign issuer certifying the rights to the Issuer's shares (if such circulation takes place):

ADRs are traded on the US over-the-counter (OTC) market.

- other data on circulation of the Issuer's shares outside the Russian Federation as stated by the Issuer at hid discretion:

Ticker ADR for shares of OJSC Polyus Gold in the USA – OPYGY.

8.1.2. Data on Variation of Issuer's Equity:

The Issuer's Equity did not vary in the reporting Quarter

8.1.3. Data on Formation and Use of Reserve Fund and of Issuer's Other Fund

name of Fund: ***Reserve Fund***

amount of Fund stipulated by Founding Documents:

The Company will form a Reserve Fund in an amount of fifteen (15) percent of the Equity. The Reserve Fund will be formed by annual allocation of 5 percent of the net profit until it reaches the stipulated size.

the monetary size of the Fund on the ending date of the corresponding reporting period, and as percentage of the Charter / Reserve Capital / Share Fund:

The Issuer was established on March 17, 2006, and the Reserve Fund has not yet been formed.

amount of allocations to the Fund over the reporting period in question:

No allocations to the Reserve Fund were made.

amount of the Fund's assets used over the reporting period, and direction of use of these assets:

The Reserve Fund was not used in the reporting period.

8.1.4. Data on Procedure of Convening and Holding Meetings / Sessions of Issuer's Highest Management Body

Name of the Issuer's highest management body: ***General Meeting of Shareholders.***

Procedure of notifying shareholders / participants of holding Meetings / Sessions of Issuer's Highest Management Body:

A notice on holding the Meeting is to be published in Izvestiya and Rossiyskaya Gazeta newspapers, and also in Taimyr newspaper not later than 30 days before the date of holding the Meeting. If the Meeting is to be held by absentee voting, a notice of holding the Meeting shall be published in the said newspapers not later than 30 days before the last date of acceptance of the voting ballots.

The Company is entitled to notify the shareholders additionally on having a Meeting held by placing appropriate information on the Company's Internet website, and also by directing notifications of holding the Meeting to shareholders via e-mail.

The Company is entitled to publish a notice on holding a Meeting in advance of the above term.

The Company's Board of Directors may decide to proceed with additional publication of a notice on holding a Meeting in other printed media.

Entities / bodies entitled to convene / demand having convened an extraordinary Meeting / Session of the Issuer's highest management body, and procedure of directing / presenting such demands:

An extraordinary General Meeting of Shareholders shall be held by a decision of the Company's Board of Directors on its own initiative, or on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares on the date of presenting the demand. The convening of an extraordinary General Meeting of Shareholders on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares will be effected by the Board of Directors. A demand of having the Meeting convened will be addressed to the Board of Directors.

Procedure of determining the date of holding a Meeting / Session:

The Company shall hold its annual Meeting once a year. The annual Meeting shall be held not earlier than two months and not later than six months after termination of the Company's fiscal year. An extraordinary Meeting on demand by the Company's Audit Committee, the Company's Auditor, or by the shareholder(s) owning at least 10 percent of the Company's voting shares shall be held within 40 days from the date of presenting the demand for having it convened. When the proposed agenda of an extraordinary Meeting includes the issue of electing members of the Board of Directors, this Meeting shall be held within 70 days from the date of presenting the demand for having it convened.

persons / entities entitled to come up with proposals on the agenda of a Meeting / Session of the Issuer's highest executive body, and procedure of entering such proposals:

Shareholder(s) owning at least two percent of the Company's voting shares is(are) entitled to propose issues to be put on the agenda of the annual and extraordinary Meetings, and also to propose candidates for election to the Company's Board of Directors and Audit Committee, whose proposed number may not exceed the quantitative composition of the body in question. Proposals as to the agenda of the annual Meeting and a list of proposed candidates for election to the Company's Board of Directors and Audit Committee must be received by the Company not later than within 30 days after termination of the fiscal year. A proposal by the shareholder(s) of candidates for election to the Company's Board of Directors and the Company's Audit Committee (hereinafter, "the Audit Committee") shall contain, in addition to the data set out in Item 4 of Article 53 of the Federal Law, the following information on the proposed candidate(s):

- ***last name, first name, and patronymic;***
- ***date of birth;***
- ***education;***
- ***employment over the past five years;***
- ***existence of convictions for crime in the domain of economics or crimes against state authorities;***
- ***quantity of the Company's shares owned by the candidate;***
- ***positions/posts held by the candidate in executive bodies of other juridical entities (stating the full name of such juridical entities and the date of appointment of the candidate to the position/post in question);***
- ***the candidate's consent in writing to occupy the proposed post.***

When the proposed agenda of an extraordinary Meeting includes an issue of electing members of the Company's Board of Directors who must be elected by cumulative voting, the shareholder(s) owning jointly at least two percent of the Company's voting shares is(are) entitled to propose candidates for election to the Company's Board of Directors, whose proposed number may not

exceed the quantitative composition of the Company's Board of Directors. Such proposals must be received by the Company at least 30 days before the date of holding the extraordinary Meeting.

Persons entitled to access information / materials presented for preparing for and holding a Meeting / Session of the Issuer's highest executive body, and procedures of accessing this information / materials:

Included in the information / materials that are to be made accessible to persons entitled to take part in a Meeting in preparation to having the Meeting held will be annual accounting reporting including the conclusion by the Auditor and the conclusion by the Audit Committee on the results of a review of the annual accounting reporting, data on candidates for election to the Company's Board of Directors, Audit Committee, executive bodies; draft amendments in and additions to the Company's Charter or a draft Company's Charter in a new version, draft internal documents of the Company, draft decisions by the Meeting, the Company's annual report, a report by Company's Board of Directors laying down the motivated position of the Company's Board of Directors on matters on the Meeting's agenda. If thus decided by the Company's Board of Directors, in preparation to having a Meeting, shareholders can have made accessible to them dissenting opinions of members of the Board of Directors.

A list of the persons entitled to take part in a Meeting will be made available by the Company on demand of persons included into this list an owning at least 1 percent of the votes. In this, data on the documents and mailing address of physical persons included in this list will be made available only upon due consent of these persons.

On demand of any interested person, the Company will be obliged to make available to him within three days either an excerpt from the list of persons entitled to take part in a Meeting, containing the data on this person, or else a notice that this person is not included in the list of persons entitled to take part in the Meeting.

This information / materials shall be made available to persons entitled to take part in a Meeting 20 days before the date of the Meeting, or 30 days if the General Meeting of Shareholders has on its agenda the issue of restructuring of the Company, at the premises of the Company's executive body and in other places of which the addresses will be stated in the notification of holding the General Meeting of Shareholders. This information / materials shall be made available to persons taking part in a General Meeting of Shareholders throughout the time the Meeting is being held.

8.1.5. Data on Business Entities Where Issuer Owns at Least 5 percent of Equity or at Least 5 percent of Ordinary Shares

(a) Full name: ***Closed Joint-Stock Company Gold Mining Company Polyus***

Abbreviated name: ***CJSC Polyus***

Location: ***663280, Krasnoyarsk Krai, Severo-Yeniseiski urban-type settlement, ul. Belinskogo 2-B***

Issuer's share in the Equity of this business entity, %: ***100***

Quantity of shares owned by the Issuer, %: ***100***

Business entity's share in the Issuer's Equity, %: ***0***

8.1.6. Data on Substantial Transactions Executed by Issuer

No substantial transactions were executed in the reporting period.

8.1.7. Data on Issuer's Credit Ratings

The Issuer had no credits ratings assigned to him.

8.2. Data on Issuer's Each Share Category / Type

Share category: ***ordinary***

Security form: ***registered uncertificated***

Nominal value of each share, RUR: ***1***

Number of shares in circulation: ***190,627,747***

Number of additional shares in the process of being placed: ***as on the reporting date, Issuer's shares were not being placed.***

Number of "declared" shares: ***The Issuer's Charter has no provisions on "declared" shares.***

Number of shares on the Issuer's balance sheet: ***none***

Number of additional shares that could be placed by conversion of the placed securities convertible into shares, or else by way of execution of obligations by the Issuer's options: ***none***

State Registration No. ***1-01-55192-E***

Issue State registration date: ***27/04/2006***

Rights afforded by the shares to their owners:

- ***receiving dividends declared by the Company;***
- ***participating either personally or through representatives in a Meeting with a voting right on every issue of its competence;***
- ***coming up with proposals as to the Meeting's agenda, in a procedure stipulated by laws of the Russian Federation and by this Charter;***
- ***obtaining information on the Company's activities and having access to the Company's documents in accordance with Article 91 of Federal Law "On Joint-Stock Companies," other legislative acts and this Charter;***
- ***having priority in acquisition of additional shares and issued securities convertible into shares, being placed by open subscription, in a quantity proportional to the number of shares in their ownership;***
- ***receiving some of the Company's property in the event of its liquidation;***
- ***enjoying other rights stipulated by legislation of the Russian Federation and by this Company's Charter.***

Owners of the voting shares have the right to demand that the Company buys back either all or some of the shares owned by them, in cases provided for by the Federal Law.

Rights of shareholders to receive proclaimed dividends, and in the event that the Issuer's Charter stipulates preferred shares of two or more types, with the dividend size defined for each type, also the sequence of payment of dividends on certain types of preferred shares.

The Company is entitled, proceeding from the results of the first Quarter, of the first half of a year, of nine months of a fiscal year and/or from the results of a fiscal year to decide on / proclaim the payment of dividends on the placed shares, unless stipulated otherwise by the Federal Law "On Joint-Stock Companies." A decision on the payment / proclaiming of dividends by the results of the first Quarter, of the first half or nine months of a fiscal year can be made within three months from the ending date of the respective period.

The Company is obliged to pay the proclaimed dividends on its shares. Dividends are payable in money and/or other property including securities.

Decisions on the payment / proclaiming of dividends, including decisions on the size of dividends and for of its payment on shares of each category / type will be made by the General Meeting of Shareholders. The size of dividends may not exceed that recommended by the Board of Directors. In deciding on the payment / proclaiming of dividends, the Company shall be guided by restrictions stipulated by applicable effective laws of the Russian Federation.

To have dividends paid, the Company will draw a list of persons entitled to obtain dividends. This list will be drawn proceeding from the data of the register of owners of the Company's registered securities entitled to take part in the General Meeting of Shareholders which would make a decision on the payment of the dividends in question.

The Issuer has not been and is not placing preferred shares.

Rights of a shareholder owning ordinary shares to take part in the General Meeting of Shareholders with a voting right on every issue in its competence, and if preferred shares are place, rights of a shareholder owning preferred shares to take part in the General Meeting of Shareholders with a voting right on every issue in its competence, in cases and procedure and on terms set out proceeding from the legislation on joint-stock companies.

Shareholders owning the Company's ordinary shares are entitled, as per the Federal Law "On Joint-Stock Companies," to take part in a General Meeting of Shareholders with a voting right on every issue within its competence.

The Issuer has not been and is not placing preferred shares.

Rights of a shareholder owning preferred shares of a certain type for their conversion into ordinary shares or into preferred shares of other type, and procedure of such conversion (the quantity and category / type of shares to be converted into, and other terms of conversion) when the Issuer's Charter provides for an option of such conversion.

This right is not provided for by the Charter.

Rights of a shareholder to receive some of the Issuer's property in the event of its liquidation, and in the event that the Issuer's Charter stipulates preferred shares of two or more types, with the liquidation value defined for each type, also the sequence of payment of the liquidation value on certain types of preferred shares.

Owner of an ordinary share is entitled to receive some of the Issuer's property in the event of its liquidation.

The Issuer has not been and is not placing preferred shares.

8.3. Data on previous issues of Issuer's securities except Issuer's shares

The Issuer has not issued other securities.

8.3.1. Data on issues where all securities have been retired / cancelled

There have been no such issues.

8.3.2. Data on issues of which securities are in circulation

There have been no such issues.

8.3.3. Data on issues where Issuer defaulted on its obligations on securities

There have been no such issues.

8.4. Data on person(s) who provided collateral on issued bonds

There have been no such issues.

8.5. Terms of assurance of execution of obligations on issued bonds

There have been no such issues.

8.5.1. Terms of assurance of obligations on bonds with mortgage collateral

There have been no such issues.

8.6. Data on Entities Keeping Records of Rights to Issuer's Issued Securities

A Register is maintained by a specialized Registrar.

Registrar's full trade name: ***Closed Joint-Stock Company NATIONAL REGISTRATION COMPANY***

Abbreviated name: ***CJSC NRC***

Registrar's location: ***121357, Moscow, Veresayeva st., 6***

No. of License for engaging in activities of maintaining a register of owners of securities: ***10-000-1-00252***

Authority that issued the license: ***FCSM of Russia***

Date of issue: ***06/09/2002***

Effective till: ***Open-ended***

8.7. Data on Legislative Acts Regulating Issues of Import and Export of Capital That Might Affect Payment of Dividends, Interest, or Other Payments to Non-Residents

- ***Federal Law "On Currency Regulation and Currency Control" of 10/12/2003, No. 173-FZ.***
- ***Law of the RSFSR "On Investment Activities in the RSFSR" of 26/06/1991, No. 1488-1.***
- ***Federal Law "On Foreign Investments in the Russian Federation" of 09/07/1999, No. 160-FZ.***
- ***Federal Law "On Securities Market" of 22/04/1996, No. 39-FZ.***
- ***Federal Law "On Protection of Rights and Lawful Interest of Investors in Securities Market" of 05/03/1999, No. 46-FZ.***
- ***Federal Law "On Special Economic Zones in the Russian Federation" of 22/07/2005, No. 116-FZ.***
- ***Federal Law "On Introducing Amendments into Some Legislative Acts in Connection with Adoption of Federal Law "On Special Economic Zones in the Russian Federation" of 22/07/2005, No. 116-FZ.***
- ***Federal Law "On Introducing Amendments into Some Legislative Acts of the Russian Federation " of 18/07/2005, No. 9-FZ.***
- ***Federal Law "On Counteracting Legalization (Laundering) of Criminally Obtained Revenues and Financing of Terrorism" of 07/08/2001, No. 115-FZ.***
- ***Customs Code of the Russian Federation approved by Supreme Soviet of RF on 18/06/1993. No. 5221-1.***
- ***Tax Code of the Russian Federation (Part One) of 31/07/1998, No. 146-FZ.***
- ***Tax Code of the Russian Federation (Part Two) of 05/08/2000, No. 117-FZ.***
- ***Federal Laws of the Russian Federation on ratification of agreements between the Russian Federation and Other Nations on avoiding double taxation, protecting investments and precluding tax evasion.***
- ***Federal Law "On Ratification of Agreement Between Government of the Russian Federation and Government of the Republic of Belarus on Principles of Collection of Indirect/Excise Taxes on Exports and Imports of Goods, Performance of Work, Rendering of Services" of 28/12/2004, No. 181-FZ.***

8.8. Description of Procedure of Taxation of Revenues from Issuer's Securities Placed or Being Placed

Taxation of revenues of physicals persons (either tax residents of RF or non-residents accruing revenues from source in RF).

In accordance with Art. 208 of Tax Code of RF, dividends and interest obtained from a Russia's entity, and revenues from sale in RF of the Issuer's securities are revenues subject to collection of taxes on revenues of physical persons.

When the source of a revenue in the form of a dividend is a Russia's entity, this entity will be held a tax agent and will determine the tax amount separately for each taxpayer on each payment of said revenues at a rate of 9% (Art. 224 of Tax Code of RF) in the procedure laid out in Art. 275 of Tax Code of RF. This rate of 9% is set for physical persons – residents of the Russian Federation.

The amount of the tax due will be calculated proceeding from the total tax amount and the share of each taxpayer in the sum total of dividends. The total tax amount will be determined as a product of the tax rate by the difference between the sum total of dividends to be distributed among the shareholders / participants in the current tax period, minus the sum total of dividends to be paid by the tax agent to a foreign entity and/or physical person – non-resident of RF in the current tax period, and the sum total of dividends obtained by the tax agent himself in the current reporting (tax) period

When a Russia's entity – a tax agent pays dividends to a physical person – non-resident of RF, applied to these payments will be the tax rate of 30% as per Item 3 of Art. 224 of Tax Code of RF.

In accordance with Art. 214.1 of Tax Code of RF the taxable base in each transaction with securities and transaction with financial instruments of futures contracts where the basic asset is securities (futures and options share exchange deal) will be determined individually. In this, revenues from the following transactions will be accounted for:

- *purchase/sale of securities in circulation on a managed securities market;*
- *purchase/sale of securities not in circulation on a managed securities market;*
- *involving financial instruments of futures contracts where securities are the basic asset;*
- *purchase/sale of investment rights of shared investment funds, including their retirement;*
- *involving securities and financial instruments of futures contracts where the basic asset is securities, executed by a trustee to the benefit of the owner of the trust who is a physical person.*

In accordance with Item 3 of Art. 214.1 of Tax Code of RF the taxable base – the revenue/loss from securities purchase/sale transactions will be determined as the sum total of revenues of the totality of transactions with securities of the respective category executed over the tax period, minus the sum total of losses. The revenue/loss will be determined as the difference from the amounts obtained from sale of the securities and the expenses on acquisition, sale and keeping of the securities, or else the material deduction taken to reduce the revenues from the securities purchase/sale transactions.

The revenue from a transaction of purchase/sale of securities in circulation on the managed securities market will be reduced by the some total of the interest payable for the use of borrowed monetary assets, though within the amounts calculated proceeding from the effective refinancing rate of the Central Bank of RF. The amount of loss on such a transaction will be determined accounting for the threshold of fluctuation of the market price of securities. In this, held as securities in circulation on the managed securities market will be securities permitted for circulation at trade managers in possession of a License from the Federal authority responsible for regulation of the securities market.

When expenses would not be directly attributed to expenses on acquisition, sale and keeping of specific securities, these expenses will be broken down in proportion to the evaluation of the securities to which these expenses are related. When it is not possible to prove the expenses with documents, the taxpayer will be entitled to make use of the material tax discount as provided for in paragraph 1 of sub-item 1 of Item 1 of Art. 220 of Tax Code of RF.

A material tax discount or a deduction in the amount of the actually borne and documented expenses will be afforded to a taxpayer in the calculation and payment of the tax to the budget at the

revenue source, or else by then end of a tax period when tax returns are furnished to the tax authority. When several revenue sources exist, the material tax discount will be afforded only at one revenue source, as chosen by the taxpayer.

In determining the taxable base of operations of purchase/sale of securities, it should be remembered that a loss from operations with securities in circulation on a managed securities market would reduce the taxable base of operations of purchase/sale of securities of the given category. A revenue from operations of purchase/sale of securities not in circulation on a managed securities market which at the time of their acquisition met the requirements set up for securities in circulation on a managed securities market can be reduced by the amount of loss suffered in operations of purchase/sale of securities in circulation on a managed securities market.

The taxable base of operations with financial instruments of futures contracts will be determined as the difference between positive and negative results of reassessment of obligations and rights of claim/receivables under the entered contracts and execution of the financial instruments of the futures contracts, also accounting for the fees for services of share exchange intermediaries and of the stock exchange in opening and keeping the account of a physical person. In this, the taxable base will be increased by the sum total of premiums received from transactions with options and reduced by the sum total of premiums paid in these transactions.

In determining the taxable base of operations with securities executed by a trustee, the taxpayer's expenses will also include the amounts paid to the trustee as his remuneration and reimbursement of his expenses on the operations with the securities in question.

When the performance of a trustee covers transactions with securities of different categories, and also when other kinds of revenues occur (dividends, interest), the taxable base will be determined separately for each securities category and each kind of revenue. Expenses that would not be attributed directly to the reduced revenues from transactions with securities of a given category or to the reduction of a given kind of revenue will be broken down in proportion to the share of each kind of revenue.

The taxable base of operations of purchase/sale of securities and operations with financial instruments of futures contracts will be determined at the end of a tax period, i.e. year. In this, the calculation and payment of the tax amount will be done by the tax agent either by the end of the tax period or when he pays money to the taxpayer before the end of the current tax period. In the last-mentioned case, the tax shall be paid on the share of the revenue corresponding to the actual amount of money paid. When payments are effected more than once during a tax period, the calculation of the amount of tax due will be done on an accrual basis accounting for the amounts of tax already paid.

As concerns operations with securities performed by trustee, the latter will be held a tax agent. The taxable base of such operations will be determined either on the ending date of a tax period or at the time of payment of money before the end of a tax period. In this case the tax will be payable within one month from the ending date of the tax period or from the date of payment of the money (transfer of securities). When payments are made from money in trust management before expiration of the terms of the trust management agreement or before the end of a tax period, tax will be payable from the share of the revenue corresponding to the actual sum total of the money paid to the originator of trust management.

When it is not possible to deduct from the taxpayer the calculated tax by the revenue payment source, the tax agent shall, within one month from the time of occurrence of this situation, notify in writing the tax authority at the place of his registration of the impossibility of deduction and the the amount of the taxpayer's debt. In this case the tax will be paid by equal shares in two payments: the first payment, not later than within 30 days from the date of delivery of the tax payment notice from the tax authority, and the second payment, not later than within 30 days after the first payment date.

The procedure of calculation of a tax no operations with securities is laid down in Item 1 of Art. 225 of Tax Code of RF, according to which the tax amount will be calculated as corresponding

percentage of the taxable base proceeding from the tax rate of 13% for physical persons who are tax residents of RF, or 30% for physical persons who are not tax residents of RF.

Taxation of juridical persons (both Russia's entities and foreign entities conducting their activities in the Russian Federation through permanent representations and/or obtaining revenues from sources in the Russian Federation).

As per Item 1 of Art. 250 of Tax Code of RF, revenues from shared participation in other entities (in the form of dividends) and revenues obtained from operations with financial instruments of futures contracts are deemed non-operating revenues subject to taxation. In this, the date of receipt of the revenue is the date of the money arriving at the taxpayer's banking account / cashiers'.

The specifics of determining the taxable base for revenues from shared participation in other entities (dividends) are set up by Art. 275 of Code Tax of RF.

When the revenue source is a Russia's entity, this entity will be held a tax agent and will determine the tax amount. In this, the tax amount to be deducted from the revenue of the recipient of dividends will be calculated by the tax agent proceeding from the total tax amount and the share of each taxpayer in the sum total of the dividends. The total tax amount will be determined as a product of the tax rate of 9% (Art. 284 of Tax Code of RF) by the difference between the sum total of dividends to be distributed among the shareholders / participants in the current tax period, minus the sum total of dividends to be paid by the tax agent to a foreign entity and/or physical person – non-resident of RF in the current tax period, and the sum total of dividends obtained by the tax agent himself in the current reporting (tax) period If this difference is negative, the tax payment obligation will not arise, and no reimbursement from the budget will be due.

If a Russia's entity – the tax agent pays dividends to a foreign entity that id not a resident of the Russian Federation, the taxable base of the taxpayer – the recipient of the dividends will be determined as a sum total of the paid dividends, and the rate of 15% will be applied to it (Art. 284 of Tax Code of RF).

The calculation and deduction of the sum total of the tax on the revenues paid to foreign entities will be done by the tax agent on all kinds of revenues listed in Item 1 of Article 309 of Tax Code of RF in all cases of payment of such revenues, except in the following cases:

(1) when the tax agent has been notified by the recipient of the revenue that the revenue being paid is related to the permanent representation of the recipient of the revenue in the Russian Federation, and the tax agent has in his possession a duly notarized copy of a certificate that the revenue recipient has been registered with the tax authorities, documented not earlier than in the preceding tax period;

(2) in the case of payment of revenues which, according to international agreements / understandings, are not to be taxable in the Russian Federation, provided that the foreign entity present to the tax agent a confirmation as per Item 1 of Article 312 of Tax Code of RF;

(3) when the tax agent pays to the foreign entity revenues which, in accordance with international agreements / understandings will be taxable in the Russian Federation at reduced rates, and the tax agent will deduct the tax amount from the revenues at the corresponding reduced rates, provided the foreign entity furnishes to the tax agent a proof of this foreign entity having permanent residence in the state with whom the Russian Federation has an international agreement / understanding regulating the issues of taxation, certified by a competent authority of the foreign state in question. When the proof thus furnished is in a foreign language, its Russian translation will also be furnished to the tax agent.

Specifics of determining the taxable base for operations with securities are set out in Art. 280 of Tax Code of RF.

Revenues of a taxpayer from operations of sale or other disposal of securities (including retirement) will be determined proceeding from the price of sale or other disposal of the security, and from the amount of the accrued interest / coupon yield paid by the buyer to the taxpayer, and from the

amount of the accrued interest / coupon yield paid to the taxpayer by the Issuer. In this, the amounts of interest / coupon yield previously accounted for in taxation will not be included into the taxable revenue.

Expenses on sale / other disposal of securities will be determined proceeding from the purchase price of the security, the expenses on its sale, and the amount of accrued interest / coupon yield paid by the taxpayer to the seller of the security. In this, the amounts of interest / coupon yield previously accounted for in taxation will not be included into the taxable revenue.

The actual price of sale or other disposal of securities within the range between the maximum and minimum prices of transactions with the security in question, registered by the manage of trade on the securities market of the date of the transaction in question will be held as the market price for the taxation purposes. In the event of sale of securities in circulation on the securities market at a price below the minimum price of transactions on the managed securities market, the minimum price of transactions on the managed securities market will be taken to arrive at the financial outcome.

As concerns securities not in circulation on a managed securities market, taken for the taxation purposes will be the actual price of sale or other disposal of the securities in question if at least one of the following conditions applies:

- *if the actual price of the transaction in question is within the range of prices of the similar security registered by the manager of trade on the securities market on the date of the transaction in question, provided that trade with these securities took place at the manager of trade at least once within the 12 past months;*
- *if the deviation of the actual price of the transaction in question is within 20% plus or minus of the average weighted price of the similar security as calculated by the manager of trade on the securities market proceeding from his rules for the results of trade on the date of execution of this transaction or on the date of the nearest trade before the date of execution of the transaction in question, when trade with these securities took place at the manager of trade at least once during the last 12 months.*

In the event of unavailability of information on the results of trade with the similar/identical securities, the actual price of the transaction will be taken for the purposes of taxation if this price does not differ by more than 20 percent from the calculation price of this security which can be determined on the date of execution of the transaction with this security accounting for the actual conditions of the executed transaction, the specifics of circulation and the price of the security, and other indicators on which the information can serve as the grounds for such calculation. To determine the calculation price of a share by the taxpayer either by himself or with an appraiser engaged. there should be used the methods of value assessment stipulated by the laws of the Russian Federation, and for determining the calculation price of a debt security can be used the refinancing rate of the Central Bank of the Russian Federation. When the taxpayer determines the calculation price of a share by himself, the method used for value assessment must be specified in the taxpayer's accounting policy.

The taxable base for operations with securities will be determined by the taxpayer separately. In this, the taxable base for operations with securities in circulation on a managed securities market will be determined separately from the taxable base for operations with securities not in circulation on a managed securities market.

In selling or otherwise disposing of securities, the taxpayer will himself, proceeding from the accounting policy adopted for the taxation purposes, determine one of the following methods of deduction to expenses of the value of the securities disposed of:

- *proceeding from the first-in-time acquisitions; or*
- *proceeding from the last-in-time acquisitions; or*
- *proceeding from the unit value.*

Taxpayers who have suffered losses from operations with securities in the previous tax period or in previous tax periods may reduce accordingly the taxable base calculated for operations with securities in the reporting (tax) period. In this, losses from operations with securities not in circulation on a managed securities market suffered in the previous tax period can be used to reduce the taxable base of operations with such securities determined in the reporting (tax) period. Losses from operations with securities in circulation on a managed securities market suffered in the previous tax period can be used to reduce the taxable base of operations of sale of this category of securities.

Revenues obtained from operations with securities in circulation on a managed securities market may not be reduced by either expenses on or losses from operations with securities not in circulation on a managed securities market. Revenues obtained from operations with securities not in circulation on a managed securities market may not be reduced by either expenses on or losses from operations with securities in circulation on a managed securities market.

In accordance with Art. 286 of Tax Code of RF, the tax will be determined as the percentage of the taxable base corresponding to the tax rate (24% for juridical persons – tax residents of the Russian Federation, or 20% for non-resident juridical persons, as per Art. 284 of Tax Code of RF). The sum total of the tax due proceeding from the outcome of the tax period will be determined by the taxpayer himself.

Proceeding from the outcome of each reporting (tax) period, the taxpayers will calculate the amount of the advance payment proceeding from the tax rate and the taxable revenue calculated on an accrual basis from the beginning of the tax period till the end of the reporting (tax) period. Throughout the reporting period, taxpayers will calculate the amount of the monthly advance payment due.

When the taxpayer is a foreign entity receiving revenues from sources in the Russian Federation not related to their permanent representation, the obligation of determining the amount of the tax due, deduction of this amount from the taxpayer's revenues and transferring the tax to the budget will be borne by the Russia's entity paying this revenue to the taxpayer. The tax agent will determine the amount of tax due on every payment / transfer of the money, or other delivery of the revenue. When the source of revenues of a taxpayer in the form of dividends is a Russia's entity, the obligation of deduction of the tax from the taxpayer's revenues and transferring the tax to the budget will be borne by this source of revenues. On revenues paid to taxpayers as dividends, the tax deducted in the payment of the revenue will be transferred to the budget by the tax agent making the payments within 10 days from the payment date.

The tax on revenues obtained from operations of sale of securities will be payable on expiration of the tax period and shall be paid not later than within the term set for submitting the tax returns for the tax period in question (not later than by March 28 of the year following the expired tax period). Advance payments proceeding from the outcome of a reporting period shall be paid not later than within the term set for submitting the tax returns for the reporting period in question (not later than within 28 days from the ending date of the reporting period in question).

Monthly advance payments payable during a reporting period shall be paid not later than by 28th day of each month of this reporting period. Taxpayers who calculated their monthly advance payments proceeding from the actually accrued profit shall make their advance payments not later than by the 28th day of the month following the month from the outcome of which the tax is calculated.

8.9. Data on Proclaimed / Accrued and Paid Dividends on Issuer's Shares, and Also on Revenues from Issuer's Bonds

The Issuer was registered on March 17, 2006 no dividends were accrued or paid by the Issuer. No bonds were issued.

8.10. Miscellaneous Data

None.

LIST OF AFFILIATED PERSONS

Open Joint Stock Company Polyus Gold
(full proprietary name of the joint-stock company)

Issuer's code: 5 5 1 9 2 - E

As of 3 0 0 9 2 0 0 6

Issuer's location: Russian Federation, 123104, Moscow, Tverskoy Boulevard, 15, building 1

Information in this List of Affiliated Persons disclosed in accordance with the securities legislation of the Russian Federation

Issuer's web-site: ***http://www.polyusgold.com***

General Director	______ (signed)	Evgueni.I. Ivanov
30 September 20 06	(seal)	

Issuer's codes	
TIN	7703389295
SRN	1068400002990

I. List of affiliated persons 3 0 0 9 2 0 0 6

No.	Full proprietary name or full name of private person	Location of the entity or private person (only with his/her permission)	Ground(s) for affiliation	Effective date	Affiliated person's stake in the issuer's equity, %	Affiliated person's stake in the issuer's ordinary shares, %
1	2	3	4	5	6	7
1.	Ivanov Evgueni Ivanovich	Not permitted by the private person	1. Served as General Director of the Company 2. Served as member of the Board of Directors 3. Belonged to the same group as the Issuer	March 17, 2006 March 17, 2006 March 17, 2006	-	-
2.	Prokhorov Mikhail Dmitrievich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
3.	Braiko Valery Nikolaevich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
4.	Rudakov Valery Vladimirovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	0.00593565	0.00593565
5.	Morozov Denis Stanislavovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	0.00000367	0.00000367
6.	Klishas Andrey Alexandrovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
7.	Salnikova Ekaterina Mikhailovna	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
8.	Rodney B. Berens	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
9.	Lord Patrick James Gillford	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-

10.	Closed Joint Stock Company Gold-Mining Company Polyus	663280, Krasnoyarsk krai, Seveo-Yeniseysky, Belinskogo st., 2-B	Belonged to the same group as the Issuer	March 24, 2006	-	-
11.	Lena Gold-Mining Company Open Joint Stock Company Lenzoloto	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
12.	Open Joint Stock Company Matrosov mine	Matrosov, Tenkinsky district Magadan region	Belonged to the same group as the Issuer	March 24, 2006	-	-
13.	Limited Liability Company Lena Gold Ore Company	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
14.	Jenington International Inc.	Akara Bldg., 24 de Castro Street Wickhams Cay I, Road Town Tortola, British Virgin Island	Belonged to the same group as the Issuer	March 24, 2006	-	-
15.	Limited Liability Company Private Security Entity Polyus Shield	Krasnoyarsk	Belonged to the same group as the Issuer	March 24, 2006	-	-
16.	Open Joint Stock Company Yakutia Mining Company	Sakha Republic (Yakutia), 677000, Yakutsk, Lenina pr., 3-1	Belonged to the same group as the Issuer	March 24, 2006	-	-
17.	Open Joint Stock Company Aldanzoloto Mining Company	Sakha Republic (Yakutia), Aldan district Nizhny Kuranakh, Stroitel'naya st., 14	Belonged to the same group as the Issuer	March 24, 2006	-	-
18.	Open Joint Stock Company Sibir Complex Exploration Expedition Sibzolotorazvedka	660075, Krasnoyarsk, Krasnaya Gvardia st., 24	Belonged to the same group as the Issuer	March 24, 2006	-	-
19.	Open Joint Stock Company Pervenets	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
20.	Closed Joint Stock Company Mining Company Sukhoi Log	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
21.	Closed Joint Stock Company Vitimenergo	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
22.	Closed Joint Stock Company Tonoda	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
23.	Limited Liability Company Vitimservice	Irkutsk region, Bodaibo, Stoyanovicha st., 32	Belonged to the same group as the Issuer	March 24, 2006	-	-
24.	Limited Liability Company Vitim-Baikal	Irkutsk region, Bodaibo, Lenina st., 21	Belonged to the same group as the Issuer	March 24, 2006	-	-
25.	Limited Liability Company Lenzolotodortrans	Irkutsk region, Bodaibo, Irkutskaya st., 1	Belonged to the same group as the Issuer	March 24, 2006	-	-
26.	Limited Liability Company Lengeo	Irkutsk region, Bodaibo, Irkutskaya st., 2B.	Belonged to the same group as the Issuer	March 24, 2006	-	-
27.	Limited Liability Company Alfa-B	Irkutsk region, Bodaibo, Lenina st., 21	Belonged to the same group as the Issuer	March 24, 2006	-	-
28.	Closed Joint Stock Company Lensib	Irkutsk region, Bodaibo, 30 let Pobedy st., 22-A	Belonged to the same group as the Issuer	March 24, 2006	-	-
29.	Closed Joint Stock Company Sevzoto	Irkutsk region, Bodaibo, Krasnoarmeiskaya st., 83	Belonged to the same group as the Issuer	March 24, 2006	-	-
30.	Closed Joint Stock Company	Irkutsk region, Bodaibo, Nagornaya st., 11	Belonged to the same group as the Issuer	March 24,	-	-

	Charazoto			2006		
31.	Closed Joint Stock Company Svetly	Irkutsk region, Bodaibo, Stoyanovicha st., 34	Belonged to the same group as the Issuer	March 24, 2006	-	-
32.	Closed Joint Stock Company Marakan	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
33.	Closed Joint Stock Company Dalnaya Taiga	Irkutsk region, Bodaibo, Zheleznodorozhnaya st., 8	Belonged to the same group as the Issuer	March 24, 2006	-	-
34.	Closed Joint Stock Company Nadezhdinskoe	Irkutsk region, Bodaibo district, Balakhninsky	Belonged to the same group as the Issuer	March 24, 2006	-	-
35.	Limited Liability Company Secondary Precious Metals	Irkutsk	Belonged to the same group as the Issuer	March 24, 2006	-	-
36.	Limited Liability Company Lena Repair Entity	Irkutsk region, Bodaibo, 30 let Pobedy st., 38	Belonged to the same group as the Issuer	March 24, 2006	-	-
37.	Limited Liability Company Scientific Production Center Perspective	Irkutsk region, Bodaibo, Stoyanovich st., 18	Belonged to the same group as the Issuer	March 24, 2006	-	-
38.	Limited Liability Company Project Production Center Lenzolotoproekt	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
39.	Closed Joint Stock Company Gold-Mining Company Lenzoloto	Irkutsk region, Bodaibo, Mira st., 4	Belonged to the same group as the Issuer	March 24, 2006	-	-
40.	Closed Joint Stock Company Lena Mining Company	Irkutsk region, Bodaibo, Stoyanovich st., 34	Belonged to the same group as the Issuer	March 24, 2006	-	-
41.	Limited Liability Company Angara plot	Irkutsk region, Usolsk district, Razdolie, Dubodernya	Belonged to the same group as the Issuer	March 24, 2006	-	-
42.	Limited Liability Company Gromovsky	Irkutsk region, Bodaibo, Krasnoarmeiskaya st., 83	Belonged to the same group as the Issuer	March 24, 2006	-	-
43.	Open Joint Stock Company Yuzhno Verkhoyansk Mining Company	Sakha Republic (Yakutia), Yakutsk, Lenina pr., 3-1	Belonged to the same group as the Issuer	March 17, 2006	-	-
44.	Bakulev Ivan Leonidovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
45.	Gorbatova Larissa Valer'evna	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
46.	Pikhoya German Rudolfovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
47.	Spirin Sergey Vladimirovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
48.	Borisanov Artem Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
49.	Sovmen Vladimir Kushukovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
50.	Kazimirov Mikhail Pavlovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
51.	Closed Joint Stock Company Mamakan GES	666911, Irkutsk region, Bodaibo district, Mamakan, Krasnoarmeiskaya st., 15	Belonged to the same group as the Issuer	March 24, 2006		
52.	Closed Joint Stock Company	Irkutsk region, Bodaibo, Substation	Belonged to the same group as the Issuer	March 24,		

	Vitimenergosbyt			2006		
53.	Polyus Investments (Cyprus) Ltd.	Karaiskaki, 38, KANIKA ALEXANDER, 1st floor, Flat/Office, 113 CD P.C. 3737, Limassol, Cyprus	Belonged to the same group as the Issuer	April 18, 2006		

II. Changes to the List of Affiliated Persons for the period

from | 3 | 0 | | 0 | 6 | | 2 | 0 | 0 | 6 | **to** | 3 | 0 | | 0 | 9 | | 2 | 0 | 0 | 6 |

No changes for the reporting period.

Report of OJSC Polyus Gold on Compliance with Corporate Governance Rules Established for the 'B' Listed Companies on the Moscow Interbank Stock Exchange (as of September 30, 2006)

#	Description of the Rules of Corporate Governance	Compliance (Complied, partial, not complied)	Notes
1.	The issuer is required to form a Board of Directors elected by cumulative vote.	Complied	1) Minutes of the General Shareholders Meeting OJSC Polyus Gold as of March 13, 2006. 2) Article 2.1. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006.
2.	The issuer's Board is required to have at least 1 independent director meeting the following criteria: - such director is not, and has not been for 3 years before election, an officer or an employee of the issuer; - such director is not an officer of another company where any other officer of the issuer is a member of the Board's personnel and compensations committee; - such director is not a spouse, parent, child or sibling of any officer of the issuer; - such director is not an affiliate of the issuer or its affiliates; - such director is not a party to an arrangement with the issuer under the terms and conditions of which he/she may acquire property (receive cash) amounting to 10 or more percent of the aggregate annual income of such director, save for the compensation payable to him/her as a member of the issuer's Board; - such director is not a representative of the government.	Complied	1) Independent directors are Valery N. Braiko, Lord Gillford, Rodney B. Berens. 2) article 6.2.8. of the Charter approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006 3) article 2.2. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006.
3.	1) The Board is required to create a committee, its sole functions to be evaluation and recommendation of the company auditor, review of the auditor's report, evaluation of efficiency of the internal control procedures and proposal for further development thereof (audit committee) chaired by an independent director. 2) The Audit Committee is comprised of independent directors only, and if this is not possible – of independent and non-executive directors (directors who are not the sole executive body and/or members of the collective executive body of the issuer). 3) The Audit Committee comments to the auditor's report are required to be included into the information package delivered prior to the Annual General Shareholders Meeting of the issuer.	Complied	1) Minutes of the Board of Directors meeting No. 1 as of March 30, 2006. 2) Audit Committee Charter approved by the Board of Directors, minutes No.3 as of April 30, 2006 3) Members of the Audit Committee are: - Rodney B. Berens – Committee Chairman (independent director) - Denis S. Morozov - Member of the Audit Committee (non-executive director) - Ekaterina M. Salnikova - Member of the Audit Committee (non-executive director) 4) article 2.3.1. Audit Committee charter.
4.	The by-laws of the issuer are required to establish the duty of the Board members, members of the collective executive body, the sole executive body, including the management company and its officers, to disclose their holding of the issuer's securities and disposal and/or purchase of the issuer's securities	Complied	Articles 6.8 and 7.7 of the Charter
5.	The Board is required to adopt a regulation on handling of information about the issuer's operations, company securities and transactions therewith which is not in the public domain and disclosure of which may materially affect the market value of the issuer's securities.	Complied	Regulations on Insider Information OJSC Polyus Gold, approved by the Board of Directors, minutes No.1 as of March 30, 2006
6.	The Board is required to adopt procedures of internal control over the issuer's operations which will be monitored for compliance by a subdivision of the issuer and all breaches will be reported to the Audit Committee.	Complied	1) Order of the General Director No.2 as of March 28, 2006. 2) Regulations on the internal control system, approved by the Board of Directors, minutes No.1 as of March 30, 2006.
7.	Notice of the general shareholders meeting is required to be given at least 30 days prior to the date of the meeting unless a longer period is provided for by the legislation.	Complied	Article 5.4 of the Company's Charter.
8.	The stock company has committed not to waive the obligation of the purchaser of 30 or more percent of ordinary shares in the capital of the company to make an offer to the shareholders to sell their ordinary shares in the company (equity securities convertible into ordinary shares).	Complied	The Company's Charter does not contain such provision.

General Director **Evgueni I. Ivanov**

Report of OJSC Polyus Gold on Compliance with Corporate Governance Rules Established for the 'B' Listed Companies on the Russian Trading System Stock Exchange (as of September 30, 2006)

#	Description of the Rules of Corporate Governance	Compliance (Complied, partial, not complied)	Notes
1.	The issuer is required to form a Board of Directors elected by cumulative vote.	Complied	1) Minutes of the General Shareholders Meeting OJSC Polyus Gold as of March 13, 2006. 2) Article 2.1. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006.
2.	The issuer's Board is required to have at least 1 independent director meeting the following criteria: - such director is not, and has not been for 3 years before election, an officer or an employee of the issuer; - such director is not an officer of another company where any other officer of the issuer is a member of the Board's personnel and compensations committee; - such director is not a spouse, parent, child or sibling of any officer of the issuer; - such director is not an affiliate of the issuer or its affiliates; - such director is not a party to an arrangement with the issuer under the terms and conditions of which he/she may acquire property (receive cash) amounting to 10 or more percent of the aggregate annual income of such director, save for the compensation payable to him/her as a member of the issuer's Board; - such director is not a representative of the government.	Complied	1) Independent directors are Valery N. Braiko, Lord Gillford, Rodney B. Berens. 2) article 6.2.8. of the Charter approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006 3) article 2.2. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold, minutes as of March 13, 2006.
3.	1) The Board is required to create a committee, its sole functions to be evaluation and recommendation of the company auditor, review of the auditor's report, evaluation of efficiency of the internal control procedures and proposal for further development thereof (audit committee) chaired by an independent director. 2) The Audit Committee is comprised of independent directors only, and if this is not possible – of independent and non-executive directors (directors who are not the sole executive body and/or members of the collective executive body of the issuer). 3) The Audit Committee comments to the auditor's report are required to be included into the information package delivered prior to the Annual General Shareholders Meeting of the issuer.	Complied	1) Minutes of the Board of Directors meeting No. 1 as of March 30, 2006. 2) Audit Committee Charter approved by the Board of Directors, minutes No.3 as of April 30, 2006 3) Members of the Audit Committee are: - Rodney B. Berens – Committee Chairman (independent director) - Denis S. Morozov - Member of the Audit Committee (non-executive director) - Ekaterina M. Salnikova - Member of the Audit Committee (non-executive director) 4) article 2.3.1. Audit Committee charter.
4.	The by-laws of the issuer are required to establish the duty of the Board members, members of the collective executive body, the sole executive body, including the management company and its officers, to disclose their holding of the issuer's securities and disposal and/or purchase of the issuer's securities	Complied	Articles 6.8 and 7.7 of the Charter
5.	The Board is required to adopt a regulation on handling of information about the issuer's operations, company securities and transactions therewith which is not in the public domain and disclosure of which may materially affect the market value of the issuer's securities.	Complied	Regulations on Insider Information OJSC Polyus Gold, approved by the Board of Directors, minutes No.1 as of March 30, 2006
6.	The Board is required to adopt procedures of internal control over the issuer's operations which will be monitored for compliance by a subdivision of the issuer and all breaches will be reported to the Audit Committee.	Complied	1) Order of the General Director No.2 as of March 28, 2006. 2) Regulations on the internal control system, approved by the Board of Directors, minutes No.1 as of March 30, 2006.
7.	Notice of the general shareholders meeting is required to be given at least 30 days prior to the date of the meeting unless a longer period is provided for by the legislation.	Complied	Article 5.4 of the Company's Charter.
8.	The stock company has committed not to waive the obligation of the purchaser of 30 or more percent of ordinary shares in the capital of the company to make an offer to the shareholders to sell their ordinary shares in the company (equity securities convertible into ordinary shares).	Complied	The Company's Charter does not contain such provision.

General Director **Evgueni I. Ivanov**

REPORT ON MATERIAL INFORMATION "APPEARANCE OF THE SHAREHOLDER OWNING NOT LESS THAN FIVE PERCENT OF ORDINARY SHARES OF THE ISSUER"

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. Material Information.

- Shareholder's full proprietary name: Closed Joint Stock Company KM Invest.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 0%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 7.3966%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: August 09, 2006.

3. Signature.

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov

3.2. Date: August 09, 2006.

REPORT ON MATERIAL INFORMATION "APPEARANCE OF THE SHAREHOLDER OWNING NOT LESS THAN FIVE PERCENT OF ORDINARY SHARES OF THE ISSUER"

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. Material Information.

- Shareholder's full proprietary name: BRISTACO HOLDINGS CO. LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 0%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 12.024%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: October 11, 2006.

- Shareholder's full proprietary name: LOVENCO HOLDINGS CO.LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 0%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 12.024%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: October 11, 2006.

3. Signature.

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov

3.2. Date: October 11, 2006.

Exemption number 82-34961
Exhibit 7

REPORT ON MATERIAL FACT
"INFORMATION ON GENERAL SHAREHOLDERS' MEETINGS DECISIONS"

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy boulevard, 15-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.
1.9 Code of the material fact: 1055192E25092006

2. Material Fact.

2.1. Type of the General Shareholders' Meeting: extraordinary.
2.2. Mode of the General Shareholders' Meeting: absentee voting.
2.3. The date and place of the General Shareholders' Meeting: September 11, 2006; the postal addresses for the completed voting ballots: 123104, Moscow, Tverskoy Boulevard, 15-1; 121357, Moscow, p/o box 10, CJSC National Registration Company; 663301, Norilsk, Krasnoyarsk region, Leninski pr., 16, Norilsk Branch CJSC National Registration Company; 198005, Saint-Petersburg, Izmailovsky pr., 4-A, Saint-Petersburg Branch CJSC National Registration Company.
2.4. Quorum of the General Shareholders' Meeting: for the first and sixth agenda items – 95,313,874 votes; for the second to fifth agenda items – 95,308,213 votes.
2.5. Agenda items and voting results:

1. Remuneration and reimbursement of the expenses of independent directors who are members of the Board of Directors of OJSC Polyus Gold.
FOR – 117,990,884
AGAINST – 60,908
ABSTAIN – 213,128
The decision was adopted.

2. Determination of the cost of Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.
FOR – 118,095,101
AGAINST – 50,872
ABSTAIN – 106,427
The decision was adopted.

3. Approval of the interested party transaction on Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.
FOR – 118,014,459
AGAINST – 45,109
ABSTAIN – 188,855
The decision was adopted.

4. Determination of the value of assets being the subject matter of the Indemnification Agreements to be entered into with members of the Board of Directors of OJSC Polyus Gold.
FOR – 117,913,000
AGAINST – 224,482
ABSTAIN – 113,008
The decision was adopted.

5. Approval of the Indemnification Agreements with members of the Board of Directors of OJSC Polyus Gold as inter-related interested party transactions.

FOR – 117,808,107
AGAINST – 229,619
ABSTAIN – 214,432
The decision was adopted.

6. Approval of the Regulations on the Audit Commission of OJSC Polyus Gold.
FOR – 117,966,992
AGAINST – 152,737
ABSTAIN – 142,828
The decision was adopted.

2.6. The decisions adopted by the General Shareholders' Meeting:

1. Set the level of remuneration paid to members of the Board of Directors of OJSC Polyus Gold, V.N. Braiko, Lord Gillford, and Rodney B. Berens, who are "Independent Directors" in accordance with the provisions of Article 6.2.8 of the Charter of OJSC Polyus Gold during their term of office at US$25,000 (with payment in Rubles at the Central Bank of Russia exchange rate as of the last day of the quarter remunerated) per quarter each, and also to be reimbursed all substantiated and documented expenses in connection with the fulfillment of their duties as members of the Board of Directors of OJSC Polyus Gold (travel, accommodation, meals, interpreting services) not exceeding 2 million Rubles per annum each.

2. Determine the cost of Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold with a total limit of liability not exceeding US$20,000,000 (twenty million) and insurance premium not greater than US$1,000,000 (one million).

3. Approve the Directors' and Officers' liability insurance policy for members of the Board of Directors of OJSC Polyus Gold with a Russian insurance company for a term of one year, with a total limit of liability not exceeding US$20,000,000 (twenty million) and insurance premium not greater than US$1,000,000 (one million).

4. Determine the value of assets being the subject matter of inter-related transactions for indemnification of members of the Board of Directors of OJSC Polyus Gold for any losses that such persons might incur in connection with their election to office in the total amount not exceeding US$20,000,000 (twenty million) per transaction.

5. Approve the execution of inter-related interested-party transactions covering the obligation of OJSC Polyus Gold to indemnify members of the Board of Directors of OJSC Polyus Gold for any losses that such persons might incur in connection with their election to office for a total amount not exceeding US$20,000,000 (twenty million) each.

6. Approve the Regulations on the Audit Commission of OJSC Polyus Gold.

3. Signature.

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov

3.2. Date: September 25, 2006.

REPORT ON MATERIAL FACT
"APPEARANCE IN THE REGISTER OF THE SHAREHOLDER OWNING NOT LESS THAN FIVE PERCENT OF ORDINARY SHARES OF THE ISSUER"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 15-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

- Shareholder's full proprietary name: BRISTACO HOLDINGS CO. LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 0%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 12.024%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: October 23, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: October 20, 2006.

- Shareholder's full proprietary name: LOVENCO HOLDINGS CO.LIMITED.
- Percentage of the ordinary shares belonged to the shareholder named above before the change: 0%.
- Percentage of the ordinary shares belonged to the shareholder named above after the change: 12.024%.
- The date when the Issuer has become aware of the change in the percentage of the ordinary shares belonged to the shareholder named above: October 23, 2006.
- The date when the incoming shares entry belonged to the shareholder named above appeared in the register: October 20, 2006.

3. **Signature.**

3.1. General Director OJSC Polyus Gold ____________ Evgueni I. Ivanov

3.2. Date: October 23, 2006.

Exemption number 82-34961
Exhibit 9

For immediate release.
Moscow, August 3, 2006

Polyus Gold H1 2006 production amounted to 15.6 tonnes of gold.

OJSC Polyus Gold (RTS and MICEX: PLZL), Russia's leading gold producer, today announced preliminary production results for H1 2006. During the first six months of 2006 the group's gold production demonstrated a 22% year-on-year growth to 15.6 tonnes (502 k oz) of refined gold comparing to 12.8 tonnes (413 k oz) in H1 2005.

In the period under review, the following volumes of gold were produced by the group's production units: Olimpiada mine in Krasnoyarsk region produced 12.2 tonnes (392 k oz), compared to 11.3 tonnes (363 k oz) in the first half of 2005; Kuranakh mine (OJSC Aldanzoloto GRK) in the Republic of Sakha (Yakutia) produced 2.2 tonnes (71 k oz), compared to 1.8 tonnes (57 k oz) in H1 last year; Zapadnoe mine in Irkutsk region (LZRK) produced 0.4 tonnes (13 k oz) of gold, compared to 0.15 tonnes (5 k oz) in H1 2005; the gold production from placer deposits (OJSC Lenzoloto) in Irkutsk region amounted to 0.8 tonnes (26 k oz), compared to 1.4 tonnes (45 k oz) in H1 2005.

During the first six months of 2006 Polyus Gold's production units mined 6.5 mln. tonnes of ore and processed 4 mln. tonnes of ore, compared to 2.8 mln. tonnes of mined ore and 2.3 mln. tonnes of processed ore in H1 2005. The increase in the amount of ore processed is primarily due to the acquisition of Kuranakh mine in Yakutia as well as due to the planned increase in processing of low grade sulfide ores at Olimpiada mine.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes hard rock and placer gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact
Denis Davydov
Head of Investor and Public Relations
Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 10

For immediate release.
Moscow, September 11, 2006

TSNIGRI and OJSC Polyus Gold Join Efforts to Reevaluate Sukhoi Log.

Central Exploration and Research Institute for Non-ferrous and Precious Metals (TSNIGRI) and OJSC Polyus Gold (RTS and MICEX: PLZL), Russia's leading gold producer, today announced their joint project to conduct comprehensive research and produce a new valuation of Russia's largest gold deposit Sukhoil Log in Irkutsk region.

TSNIGRI and OJSC Polyus Gold have signed an agreement to perform exploration drilling and drill sample analysis on Sukhoi Log with the view to update geological data on the deposit and its mineral base. The agreement was signed in the framework of the state contract to perform Comprehensive Technological, Geological, and Economical Reevaluation of Sukhoi Log Deposit and Development of Innovative Technologies which TSNIGRI signed with the Federal Subsurface Resources Agency (Rosnedra) by wining in an open tender in the summer of 2006. Under the contract the works commissioned to OJSC Polyus Gold will tale place in 3Q 2006 – 1Q 2007.

Commenting on the agreement, Director of TSNIGRI Igor Migachev said that "Contracting OJSC Polyus Gold to produce a reevaluation of Sukhoi Log is one of the first working examples of mutual business-and-state partnership in the gold industry. I am confident that joining efforts of the leading precious metals research institute and the largest gold mining company will have a positive effect not only on Sukhoi Log development, but will also herald a new form of partnership between private business and sate research organizations.

CEO of OJSC Polyus Gold Evgueni Ivanov said he is pleased with the opportunity to develop a partnership with such a distinguished research body like TSNIGRI. He noted that "The knowledge and experience in treating Sukhoi Log ore accumulated by the company allow to expect maximum results from this new round of study on the deposit. The fact that OJSC Polyus Gold was invited to join efforts in reevaluating Sukhoi Log, one the world's largest gold deposits, means that our expertise is highly acknowledged and demanded in the industry."

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes hard rock and placer gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

Central Exploration and Research Institute for Non-ferrous and Precious Metals (TSNIGRI) is a state research enterprise of the Russian Ministry of Natural Resources founded in 1935 as the leading institution called to provide exploration, mining, and processing expertise in the field of precious metals production. TSNIGRI specializes in prospecting, exploration, reserves evaluation, feasibility study, and development of exploration and ore processing technologies for diamonds, precious and non-ferrous metals.

For further information please contact

Denis Davydov
Head of Investor and Public Relations
Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 11

For immediate release.
Moscow, September 18, 2006

Polyus Gold Board of Directors Approves Development Strategy for 2006-2015.

Moscow, September 18, 2006 - OJSC Polyus Gold announced today that the Company's Board of Directors approved the Company's new development strategy, which provides OJSC Polyus Gold with a plan to increase its gold output more than 3 times by 2015. The Board of Directors meeting took place on September 14th, 2006.

New strategy

The strategy approved by OJSC Polyus Gold Board of Directors provides a plan for OJSC Polyus Gold to boost its gold production, to increase its reserves, its net income and its market cap in 2006-2015, which will elevate OJSC Polyus Gold to the Top 5 of the global gold producers.

The key 2015 targets include:

• JORC proven and probable reserves	at least 68 million oz;
• Annual gold production	at least 3.9 million oz;
• EBITDA	US$710…900 million;
• Net cash flow	US$600…710 mln;
• Net debt	no more than US$100 mln.

To reach these targets, the strategy envisages total capex of US$3.4 billion for 2006-2015. This covers investments both to boost production and to acquire new assets and licenses in Russia and internationally, where suitable opportunities arise.

ADR listing on the LSE

The Board of Directors of OJSC Polyus Gold approved the plan to list the existing American Depositary Receipts ("ADRs") representing common shares of Polyus Gold on the London Stock Exchange plc (the "LSE") and authorized the Company's management to proceed with an application to the U.K. Financial Services Authority (the "U.K. Listing Authority") for the ADRs to be admitted to the official list of the U.K. Listing Authority (the "Official List") and to the LSE for such ADRs to be admitted to trading on the LSE's EEA Regulated Market.

Admission of the ADRs to the Official List and to trading on the LSE's EEA Regulated Market is expected to take place in the final quarter of 2006 or first quarter of 2007 and will be subject to the approval of the U.K. Listing Authority and the LSE, as well as further corporate approvals of the company. No additional shares of Polyus Gold or ADRs will be issued or offered in connection with these applications for admission to listing and trading.

In connection with the listing application, OJSC Polyus Gold is expected to become the first Russian mining company to publish a valuation of its business in the form of a Competent Person's Report (CPR) prepared by the international auditors, Micon International Co Ltd.

Changes to the consolidated budget (Shares buy-back program)

OJSC Polyus Gold's Board of Directors has also approved changes to the company's consolidated budget that will allow the launch of a share buy-back program for the amount of US$1 billion. The price of the share buy-back will be set up on the results of the fairness opinion given by an investment bank. The buy-back, which is expected to occur in the final quarter of 2006, subject to market conditions and other factors, will be funded by existing cash-flow and is expected to be carried out by a subsidiary of OJSC Polyus Gold.

Other decisions passed by the Board of Directors included approval of two new corporate policies: "Public and Investor Relations" and "Financial Risk Management".

Commenting on the announcement, the CEO of OJSC Polyus Gold, Evgueni Ivanov, said: "Decisions passed by the Board at this meeting are vital for the company and its shareholders. We are close to reaching the US$ 8 billion market capitalization target set in the previous version of the strategy significantly ahead of the stated timetable. This revised strategy sets new goals and provides the funds to reach them. We continue delivering on our promises. Projects such as the ADR listing and the share buy-back are aimed at raising our stock's appeal to investors".

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes hard rock and placer gold deposits located in the Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

Polyus Gold

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

IMPORTANT NOTICE

The preceding communication is not an offer to buy or the solicitation of an offer to sell any securities of OJSC Polyus Gold. The buy-back offer that is described in the preceding communication has not yet commenced. Once a buy-back commences, if at all, the company's shareholders will be provided, free of charge, with the documents relating to the offer to purchase (including information memorandum, letter of transmittal and related documents). Shareholders should read the information memorandum describing the offer to purchase and

other related documents if and when they become available because they will contain important information about the offer. The information memorandum on the offer to purchase and related documents will be made available on a designated website as well as through the company's agent for the buy-back.

This communication is only addressed to and is only directed at persons in member states of the European Economic Area (the "EEA") who are "qualified investors" within the meaning of Article 2.1(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this document is only addressed to and is only directed at Qualified Investors who (i) also have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) fall within Article 49(2)(a) to (d) of the Order, or (iii) are persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). Any investment activity in connection with the ADRs will be engaged in only with, (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA (other than the United Kingdom), Qualified Investors. Persons other than relevant persons and other Qualified Investors should not act or rely on this document or any of its contents.

Exemption number 82-34961
Exhibit 12

For immediate release

Moscow, September 26, 2006

OJSC Polyus Gold Released Consolidated Financial Statements for the First Half of 2006 prepared in accordance with International Financial Reporting Standards

OJSC Polyus Gold today released consolidated financial statements of OJSC Polyus Gold and its subsidiaries (the "Group") for the 6 months ended 30 June 2006, prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial statements for the 6 months 2006 have been reviewed in accordance with International Standard for Review Engagements by Deloitte & Touche.

For the first half of 2006 the Group's sales revenue increased by US$ 128 mln. (76%) compared to the first half of 2005 and amounted to US$ 297 mln. Such a remarkable increase was made possible by a 27% rise in sales volume, primarily due to consolidation of sales revenues from OJSC Aldanzoloto GRK (Aldanzoloto) and OJSC South Verkhoyansk Mining Company (SVMC) that were acquired in September 2005. The other contributing factor was the increase of the gold price from US$ 428/Oz to US$ 590/Oz (38%) during the first six months of 2006 compared to same period in 2005.

Cost of gold sales in the first half of 2006 increased by US$ 75 mln. (82%) compared to the first half of 2005 and amounted to US$ 166 mln. Key factors responsible for this increase are consolidation of costs from Aldanzoloto and SVMC, as well as 9% growth in sulphide ore processing at Olimpiada mine, which lead to additional fuel, consumables and spares costs.

In the first half of 2006 Group's operating profit grew by US$ 39 mln. (72%) and amounted to US$ 93 mln, which results from growing revenue from gold sales.

Group's profit for the period in the first half of 2006 increased by US$ 983 mln. compared to the same period of the previous year and amounted to US$ 1 031 mln.

This outstanding growth is mostly due to US$ 980 mln. gain received by the Group from the sale of a 20% stake in Gold Fields (South Africa) in March 2006.

Net cash flow from Group's operating activities in the first six month of 2006 increased by US$ 49 mln. compared to first half of 2005 and amounted to US$ 35 mln. This growth is explained primarily by increased gold sales revenue.

The complete version of the consolidated financial statements for the 6 months ended 30 June 2006, prepared in accordance with IFRS is available on the Group's website under Investor Relations / Reports / Financials.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets (CJSC Polyus and its subsidiaries) as an independent public company.

OJSC Polyus Gold is the leading gold producer in Russia and one of the largest gold producers worldwide considering its resourse base and production. The company produced 1.1 million ounces of gold in 2005. The company's asset portfolio includes hard rock and alluvial gold deposits located in Krasnoyarsk, Irkutsk, Magadan and Amur regions, and Sakha (Yakutia) Republic of the Russian Federation.

For further information please contact

Denis Davydov, Head of Investor and Public Relations

Polyus Gold

Tel.: +7 (495) 641 33 65

E-Mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 13

For immediate release
Moscow, October 18, 2006

OJSC Polyus Gold acquires rights for geological exploration and development of Chai-Yuryinsk gold field in Magadan region.

Moscow, October 18, - OJSC Polyus Gold, Russia's leading gold producer, today announced the acquisition of the exploration and development license for Chai-Yuryinsk gold field located in Susuman area of Magadan region of Russia.

Predicted resources (Russian classification) of Chai-Yuryinsk gold field amount to 100 tonnes of gold, the license area of the field is 216 square km. Some gold prospects in the form of small high-grade veins had been identified on Chai-Yuryinsk field. There was a large alluvial gold deposit in the valley of the Chai-Yurya river, which had been mined out. The available geophysical and geochemical information suggests that a large mineralization of veinlet impregnated type could be found on the field. Thus a discovery of a large deposit with reserves exceeding 100 tonnes of hard rock gold is probable.

According to the CEO of Polyus Gold Mr. Evgueni Ivanov, acquiring the rights to explore and develop the Chai-Yuryinsk gold field will make its contribution to the increase of the Company's mineral resources base in Magadan region. "The Company's track record in green field exploration in the region, as well as the rich fleet of the drill machines, developed infrastructure and availability of high-skilled geologists and drill people will guarantee our success in exploration of the deposit", - Mr. Ivanov said. He also noted that the acquisition "was made in line with Polyus Gold's 2015 strategy envisaging substantial investments into acquisition and exploration of perspective areas in the regions where the Company operates".

The cost of the acquisition of the rights on Chai-Yuryinsk gold field amounted to $7.5 million.

In Magadan region, OJSC Polyus Gold (through its subsidiaries) holds licenses on geological exploration and development on Natalka deposit, Degdekan, Vostchnaya (Tokichanskaya) and Omchuck ore fields.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com